SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of November, 2007

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco Holdings S.A.

Individual and Consolidated
Quartely Information
for the Quarter Ended
September 30, 2007 and
Auditors' Independent Report

(A free translation of the original in Portuguese)

Report of Independent Accountants
on the Limited Review

To the Board of Directors and Stockholders
Unibanco Holdings S.A.

1
We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Unibanco Holdings S.A. and Unibanco Holdings S.A. and subsidiary companies (Unibanco Holdings Consolidated) for the quarters and nine-month periods ended September 30, 2007 and 2006 and for the six-month period ended June 30, 2007. This information is the responsibility of the Company’s management.

2
Our reviews were conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of Unibanco Holdings and subsidiary companies with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Unibanco Holdings and subsidiary companies.

3
Based on our limited reviews, we are not aware of any material modifications which should be made to the aforementioned Quarterly Information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the Quarterly Information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4
Our limited reviews were conducted for the purpose of issuing a report on the accounting information included in the ITR mentioned in the first paragraph, taken as whole. The statements of cash flows, which are presented in Note 23 to provide supplementary information with respect to Unibanco Holdings S.A. and Unibanco Holdings Consolidated, are not required as an integral part of these quarterly financial statements. The statements of cash flows have been subjected to the limited review procedures described in paragraph 2, and, based on our limited reviews, nothing has come to our attention that causes us to believe that the statements of cash flows are not presented fairly, in all material respects, in relation to the quarterly financial statements taken as a whole.

São Paulo, November 7, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION – ITR	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	DATE – SEPTEMBER 30, 2007

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01475-3	2 - CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00,022,034/0001-87
4 – NIRE 35,300,140,443

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 22nd floor				2 - DISTRICT Pinheiros
3 - POST CODE 05423-901	4 – TOWN São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3095-2855	8 – PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3814-8977	13 – FAX -	14 - FAX -	-
15 - E-MAIL investor.relation@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Geraldo Travaglia Filho
2 - COMPLETE ADDRESS Av. Eusébio Matoso, 891 – 4th Floor				3 - DISTRICT Pinheiros
4 - POST CODE 05423-901	5 - TOWN São Paulo			6 - STATE SP
7 - AREA CODE 11	8 – PHONE 55 (11) 3097-1980	9 – PHONE -	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 – FAX 55 (11) 3097-1585	14 – FAX -	15 - FAX -	-
16 - E-MAIL investor.relation@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2007	Dec 31, 2007	3	Jul 1, 2007	Sep 30, 2007	2	April 1, 2007	June 30, 2007

9 - NAME/CORPORATE NAME OF THE AUDITOR Pricewaterhousecoopers Auditores Independentes	10 - CVM CODE 00287-9
11 - Responsible Partner Name Paulo Sérgio Miron	12 – Responsible Partner CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER September 30, 2007	2 - PRIOR QUARTER June 30, 2007	3 - SAME QUARTER PRIOR YEAR September 30, 2006
Paid-Up Capital
1 – Common	553,735,904	553,735,904	553,735,904
2 – Preferred	1,089,851,783	1,089,851,783	1,089,851,783
3 – Total	1,643,587,687	1,643,587,687	1,643,587,687
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	-	-	-
6 – Total	15,798,287	14,144,159	16,321,809

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER National Holding
4 - ACTIVITY CODE 3240 – Administration Participation - Banks
5 - PRINCIPAL ACTIVITY Holdings Corporate Participation
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA	July 20,2007	Interest on own capital	July 31, 2007	ON	0.0337633000
02	RCA	July 20,2007	Interest on own capital	July 31, 2007	PN	0.0337633000
03	RCA	July 20,2007	Interest on own capital	July 31, 2007	ON	0.0712436000
04	RCA	July 20,2007	Interest on own capital	July 31, 2007	PN	0.0712436000
05	RCA	Sep 27,2007	Interest on own capital	Oct 31,2007	ON	0.0337633000
06	RCA	Sep 27,2007	Interest on own capital	Oct 31,2007	PN	0.0337633000
07	RCA	Sep 27,2007	Interest on own capital	Oct 31,2007	ON	0.0237276000
08	RCA	Sep 27,2007	Interest on own capital	Oct 31,2007	PN	0.0237276000

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 - DATE November 8, 2007	2 - SIGNATURE

(Convenience translation into English from the original previously issued in Portuguese)
UNIBANCO HOLDINGS S.A.
DATE - SEPTEMBER 30, 2007
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	September 30, 2007	June 30, 2007
CURRENT ASSETS	277,347	270,716
Cash and due from banks	2	2
Demand deposits	2	2
Financial Assets (Note 4)	11,636	11,535
Other Credits	265,709	259,179
Interest on own capital receivable	249,259	248,166
Income tax and social contribution carryforwards	16,450	11,013

LONG-TERM ASSETS	236,333	196,244
Financial Assets (Note 4)	171,323	138,800
Other credits	65,010	57,444
Deferred income	65,010	57,377
Accounts reveceivable	-	67

PERMANENT ASSETS	6,738,517	6,275,551
Investments	6,738,517	6,275,551
Subsidiary companies (Note 9(a))	6,738,517	6,275,551
-Local	6,738,517	6,275,551

TOTAL	7,252,197	6,742,511

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

LIABILITIES	September 30, 2007	June 30, 2007
CURRENT LIABILITIES	251,898	254,366
Interest on own capital payable (Note 17)	213,735	210,215
Other liabilities	38,163	44,151
Accounts payable - taxes	38,156	44,067
Accounts payable	7	84

LONG-TERM LIABILITIES	221,923	145,664
Provisions	221,923	145,664
Provision for tax litigation (Note 14)	43,894	145,664
Deferred tax obligations	178,029	-

STOCKHOLDERS' EQUITY (Note 17)	6,778,376	6,342,481
Capital:	4,555,376	4,555,376
-Local residents	2,094,227	2,081,270
-Foreign residents	2,461,149	2,474,106
Capital reserves	345,559	345,559
Revaluation reserve on subsidiaries	2,851	3,087
Revenue reserves	1,085,238	1,085,238
Unrealized gains and losses - marketable securities and
derivative financial instruments	(28,178)	(36,420)
Treasury stock	(101,961)	(91,285)
Retained earnings	919,491	480,926

TOTAL	7,252,197	6,742,511

The accompanying notes are an integral part of these financial statements.

INDIVIDUAL STATEMENTS OF INCOME	Corporate Legislation
Amounts expressed in thousands of Reais, except per share data

	From July 1, 2007 to September 30, 2007	From January 1, 2007 to September 30, 2007	From July 1, 2006 to September 30, 2006	From January 1, 2006 to September 30, 2006

Operating income (expenses)	654,874	1,423,050	46,282	623,754
Personnel and other administrative expenses	(101)	(615)	(211)	(811)
Other operating income	8,654	22,077	8,280	16,211
Financial income (Note 18(a))	8,654	22,077	8,280	16,211
Other operating expenses	(22,133)	(58,644)	(14,634)	(42,530)
Financial transactions and other taxes	(22,133)	(58,644)	(14,634)	(42,530)
Equity in results of subsidiary companies (Note 9 (a) and (b))	668,454	1,460,232	52,847	650,884

OPERATING INCOME	654,874	1,423,050	46,282	623,754

INCOME BEFORE TAXES AND
SOCIAL CONTRIBUTION	654,874	1,423,050	46,282	623,754

INCOME TAX AND SOCIAL CONTRIBUTION
(Note 19 (b))	(41,955)	(49,819)	(3,522)	(13,831)
Provision for income tax	(36,461)	(51,342)	(6,681)	(16,473)
Provision for social contribution	(13,127)	(18,489)	(2,407)	(5,936)
Deferred tax asset change	7,633	20,012	5,566	8,578

NET INCOME	612,919	1,373,231	42,760	609,923

Number of outstanding shares (Note 17(a))	1,627,789,400	1,627,789,400	1,627,265,878	1,627,265,878
Net income per share: R$	0.38	0.84	0.03	0.37

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	September 30, 2007	June 30, 2007
CURRENT ASSETS	96,009,488	95,678,564
Cash and due from banks	46,032,165	47,336,995
Demand deposits	1,657,300	1,837,149
Interbank investments (Note 4)	32,282,658	27,019,804
Marketable securities and derivative financial instruments (Note 5)	12,092,207	18,480,042
Credits	42,665,041	41,721,927
Lending operations (Note 6(a))	29,288,187	27,410,731
Allowance for losses on lending (Note 6(d))	(1,906,772)	(1,908,898)
Leasing operations (Note 6(a))	1,983,079	1,450,491
Allowance for losses on leasing (Note 6(d))	(58,456)	(44,775)
Other credits (Note 7)	13,490,437	14,939,685
Allowance for losses on other credits (Note 6(d))	(131,434)	(125,307)
Other	7,312,282	6,619,642
Interbank accounts	6,551,588	5,728,778
Interdepartmental accounts	59,986	76,736
Other assets (Note 8)	700,708	814,128

LONG-TERM ASSETS	35,562,557	31,540,852
Interbank investments (Note 4)	1,260,270	1,104,913
Marketable securities and derivative financial instruments (Note 5)	9,679,606	7,641,017
Credits	23,715,273	22,081,731
Lending operations (Note 6(a))	15,870,877	14,953,070
Allowance for losses on lending (Note 6(d))	(541,260)	(548,357)
Leasing operations (Note 6(a))	2,857,913	1,916,775
Allowance for losses on leasing (Note 6(d))	(84,941)	(59,257)
Other credits (Note 7)	5,625,288	5,835,209
Allowance for losses on other credits (Note 6(d))	(12,604)	(15,709)
Other	907,408	713,191
Interbank accounts	55,314	54,527
Other assets (Note 8)	852,094	658,664

PERMANENT ASSETS	2,434,056	2,425,451
Investments	888,933	885,121
Associated companies (Note 9 (a) and (b))	268,566	256,185
- Local	268,566	256,185
Goodwill on acquisitions of subsidiary companies (Note 9(c))	411,462	456,284
Other investments	269,603	243,003
Allowance for losses	(60,698)	(70,351)
Fixed assets (Note 10)	827,099	830,521
Deferred charges	718,024	709,809

TOTAL	134,006,101	129,644,867

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

LIABILITIES	September 30, 2007	June 30, 2007
CURRENT LIABILITIES	79,722,493	76,333,772
Other	79,722,493	76,333,772
Deposits (Note 11)	22,400,133	21,573,546
Securities sold under repurchase agreements	18,682,355	20,564,870
Resources from securities issued (Note 12)	1,630,763	1,627,752
Interbank accounts	781,597	681,777
Interdepartmental accounts	590,007	440,443
Local borrowings (Note 13)	105,297	140,823
Foreign borrowings (Note 13)	4,926,352	3,382,132
Local onlendings (Note 13)	2,629,269	2,369,127
Foreign onlendings (Note 13)	2,423	6,970
Derivative financial instruments (Note 5(f))	3,828,349	2,588,597
Other liabilities (Note 15)	24,145,948	22,957,735

LONG-TERM LIABILITIES	40,680,885	40,529,312
Other	40,680,885	40,529,312
Deposits (Note 11)	11,556,807	11,873,081
Securities sold under repurchase agreements	7,213,076	6,691,817
Resources from securities issued (Note 12)	2,508,365	2,560,382
Local borrowings (Note 13)	5,730	3,384
Foreign borrowings (Note 13)	1,425,805	1,094,019
Local onlendings (Note 13)	5,141,416	4,831,949
Foreign onlendings (Note 13)	6,186	15,518
Derivative financial instruments (Note 5(f))	526,179	756,580
Other liabilities (Note 15)	12,297,321	12,702,582

DEFERRED INCOME	51,963	32,329
MINORITY INTERESTS	6,772,384	6,406,973
STOCKHOLDERS' EQUITY (Note 17)	6,778,376	6,342,481
Capital:	4,555,376	4,555,376
-Local residents	2,094,227	2,081,270
-Foreign residents	2,461,149	2,474,106
Capital reserves	345,559	345,559
Revaluation reserve on subsidiaries	2,851	3,087
Revenue reserves	1,085,238	1,085,238
Unrealized gains and losses - marketable securities and derivative financial instruments	(28,178)	(36,420)
Treasury stocks	(101,961)	(91,285)
Retained earnings	919,491	480,926

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	13,550,760	12,749,454

TOTAL	134,006,101	129,644,867

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME	Corporate Legislation
Amounts expressed in thousands of Reais, except per share data

	From July 1, 2007	From January 1, 2007	From July 1, 2006	From January 1, 2006
	to September 30, 2007	to September 30, 2007	to September 30, 2006	to September 30, 2006
REVENUES	4,490,689	13,067,868	4,578,963	12,952,978
Lending operations	2,555,673	7,434,783	2,741,845	7,886,638
Leasing operations	155,268	383,573	70,311	160,750
Marketable securities	1,087,435	3,350,296	1,151,606	3,135,540
Financial results from insurance, pension plans and annuity products	324,751	920,225	252,822	811,949
Derivative financial instruments	218,577	457,176	175,364	608,190
Foreign exchange transactions	43,762	206,718	63,636	(29,608)
Compulsory deposits	105,223	315,097	123,379	379,519
EXPENSES	(2,221,012)	(6,467,782)	(2,690,636)	(7,551,868)
Deposits and securities sold	(1,253,797)	(3,649,661)	(1,706,942)	(4,706,557)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	(233,197)	(647,832)	(183,677)	(565,682)
Borrowings and onlendings	(173,888)	(541,117)	(220,449)	(390,304)
Provision for credits losses (Note 6(f))	(560,130)	(1,629,172)	(579,568)	(1,889,325)
GROSS PROFIT	2,269,677	6,600,086	1,888,327	5,401,110
OTHER OPERATING INCOME (EXPENSES)	(1,288,872)	(3,693,768)	(998,036)	(2,852,105)
OTHER OPERATING INCOME	2,061,059	6,509,550	1,959,038	5,926,371
Services rendered	925,488	2,704,092	909,421	2,673,025
Insurance, annuity products and retirement plans premiums	1,091,665	3,661,133	947,046	3,045,973
Other operating income (Note 18(b))	43,906	144,325	102,571	207,373
OTHER OPERATING EXPENSES	(3,359,934)	(10,234,650)	(2,970,065)	(8,826,520)
Changes in technical provision for insurance, annuity products
and retirement plans	(221,915)	(1,129,407)	(248,578)	(1,016,599)
Insurance claims	(319,584)	(925,056)	(257,102)	(767,448)
Private retirement plans benefits expenses	(140,877)	(444,836)	(132,150)	(478,924)
Selling, other insurance and private retirement plans expenses	(225,606)	(590,002)	(134,648)	(336,569)
Credit card selling expenses	(59,614)	(185,860)	(71,730)	(215,601)
Salaries, benefits, training and social security	(577,108)	(1,679,373)	(547,749)	(1,634,068)
Other administrative expenses	(836,747)	(2,536,581)	(910,302)	(2,552,999)
Financial transaction and other taxes (Note 14)	(331,117)	(972,751)	(209,698)	(739,634)
Other operating expenses (Note 18(c))	(647,366)	(1,770,784)	(458,108)	(1,084,678)
EQUITY IN THE RESULTS OF ASSOCIATED
COMPANIES (Note 9 (a) and (b))	10,003	31,332	12,991	48,044
OPERATING INCOME BEFORE NON-RECURRING EVENTS	980,805	2,906,318	890,291	2,549,005
Profit from non-recurring events (Note 26)	532,379	735,779	(459,329)	(459,329)
Non-operating income (expense)	(7,198)	(13,410)	(26,683)	(28,608)
INCOME BEFORE TAXES AND PROFIT SHARING	1,505,986	3,628,687	404,279	2,061,068
INCOME TAX AND SOCIAL CONTRIBUTION (Note 19(b))	(235,073)	(674,514)	(158,220)	(474,342)
Provision for income tax	(103,379)	(673,801)	(149,189)	(484,741)
Provision for social contribution	(42,442)	(235,623)	(52,272)	(164,518)
Deferred tax asset	(89,252)	234,910	43,241	174,917
PROFIT SHARING	(124,995)	(368,240)	(125,549)	(347,152)
Management	(9,356)	(27,175)	(9,148)	(22,845)
Employees	(115,639)	(341,065)	(116,401)	(324,307)
NET INCOME BEFORE MINORITY INTEREST	1,145,918	2,585,933	120,510	1,239,574

MINORITY INTEREST	(532,999)	(1,212,702)	(77,750)	(629,651)

NET INCOME	612,919	1,373,231	42,760	609,923

Number of outstanding shares (Note 17(a))	1,627,789,400	1,627,789,400	1,627,265,878	1,627,265,878
Net income per share: R$	0.38	0.84	0.03	0.37

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION	Corporate Legislation
NOTES TO THE FINANCIAL STATEMENTS	Date – September 30, 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings”) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

The operations of Unibanco Holdings S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco Holdings S.A. (“Parent Company”) are presented together with the consolidated quarterly information of Unibanco Holdings S.A. and its subsidiaries (“Consolidated”), that include the quarterly information of Unibanco Holdings S.A. and its subsidiary company Unibanco – União de Bancos Brasileiros S.A. and its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies, as shown in Note 9.

The consolidated quarterly information has been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly information on a proportional basis.

The quarterly information of leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

The statement of income for the third quarter of 2006 and for the nine-month period ended September 30, 2006, were reclassified for the purpose of better comparison in respect of non-recurring events results, see Note 26.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco Holdings and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

  the commissions related to the policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy of managing market risks. They are negotiated as a result of changes in the interest rates, in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized in the period and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses and permanent losses are recognized in the incoming statement in a contra account in the stockholders’ equity.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

  - Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

  - Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.
  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five, see Note 9(c). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM n° 489 of 2005.

Contingent assets – Contingent assets are not recorded, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recorded based on the opinion of their Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and Social Security – result from obligations arising under legislation, independently from the probably outcome of litigation in progress, which have their full amount recorded.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with the rules of Resolution CNSP no. 162/06 and 139/05. In accordance with Resolution CNSP no. 135/05, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The Provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The Provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose vesting event and the Mathematical Provision for Benefits granted corresponds to the value of commitments whose vesting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

“Interbank investments”, include, in Parent Company, investments in debentures in the amount of R$66,432 (June 30, 2007 – R$64,943) and interbank deposits in the amount of R$116,527 (June 30, 2007 – R$85,392).

	Consolidated

	September 30,	June 30,
	2007	2007
Securities purchased under resale agreements	27,548,132	22,407,210
Own position	10,713,373	6,317,393
- Financial treasury bills	3,546,457	231,775
- Treasury bills	5,109,868	4,181,962
- Treasury notes	2,035,034	1,788,011
- Other	22,014	115,645
Financial Position	15,334,338	14,736,801
- Financial treasury bills	8,874,548	495,951
- Treasury bills	3,815,084	10,719,727
- Treasury notes	523,043	1,594,404
- Other	2,121,663	1,926,719
Settlement and clearing chamber	1,500,421	1,353,016
Interbank deposits	5,914,247	5,624,876
Foreign currency investments	80,549	92,631
Total	33,542,928	28,124,717
Current	32,282,658	27,019,804
Long-term	1,260,270	1,104,913

5. Marketable Securities and Derivative Financial Instruments

(a) The balances can be summarized as follows:

	Consolidated

	September 30,	June 30,
Marketable Securities	2007	2007
Trading assets	7,068,391	10,382,200
Available for sale	10,339,201	11,646,217
Held to maturity	2,473,799	2,703,750
Subtotal	19,881,391	24,732,167
Derivative financial instruments	1,890,422	1,388,892
Total	21,771,813	26,121,059
Current	12,092,207	18,480,042
Long-term	9,679,606	7,641,017

(b) Trading assets

	Consolidated

	September 30, 2007		June 30, 2007

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	3,716,828	3,732,627	7,203,379	7,249,167
Treasury bills	1,902,759	1,904,478	4,649,903	4,658,877
Financial treasury bills	404,783	404,743	555,388	555,416
Treasury notes	1,404,131	1,418,376	1,992,915	2,029,826
Other	5,155	5,030	5,173	5,048
Brazilian sovereign bonds	259,201	259,080	137,815	137,755
Bank debt securities	960,195	960,163	1,032,889	1,031,957
Eurobonds	38,321	38,289	158,055	157,123
Time deposits	921,874	921,874	874,834	874,834
Corporate debt securities	339,036	344,538	370,663	376,462
Debentures	306,357	311,803	300,930	307,404
Eurobonds	32,679	32,735	69,733	69,058
Mutual funds	748 ,601	748,601	799,509	799,509
Other	945,637	1,023,382	731,896	787,350
Total	6 ,969,498	7,068,391	10,276,151	10,382,200

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Consolidated

	September 30, 2007			June 30, 2007

Issuer/Type of investment	Amortized cost	Fair value adjustments	Fair value	Amortized cost	Fair value adjustments	Fair value
Federal government	2,961,967	(2,342)	2,959,625	4,814,069	(3,588)	4,810,481
Financial treasury bills	599,650	(132)	599,518	578,767	(45)	578,722
Treasury bills	195,067	(299)	194,768	3,892,840	4,643	3,897,483
Treasury notes	2,123,693	5,498	2,129,191	299,350	(102)	299,248
Treasury Bonds	3,113	(705)	2,408	3,362	(615)	2,747
Other	40,444	(6,704)	33,740	39,750	(7,469)	32,281
Foreign government	3,137,175	7,013	3,144,188	2,449,160	14,749	2,463,909
Brazilian sovereign bonds	1,239,424	8,856	1,248,280	1,610,393	14,441	1,624,834
Bank debt securities	358,855	1,703	360,558	341,357	2,951	344,308
Debentures, eurobonds and other	358,855	1,703	360,558	341,357	2,951	344,308
Corporate debt securities	2,285,954	57,983	2,343,937	2,049,996	64,820	2,114,816
Debentures, eurobonds and other	2,285,954	57,983	2,343,937	2,049,996	64,820	2,114,816
Mutual funds	16,307	-	16,307	12,861	-	12,861
Marketable equity securities	315,514	(49,208)	266,306	319,002	(43,994)	275,008
Total	10,315,196	24,005	10,339,201	11,596,838	49,379	11,646,217

(ii) By maturity:

	Consolidated

	September 30, 2007			June 30, 2007

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	2,124,454	2,133,406	987,670	990,093
Between 3 months and 1 year	1,134,449	1,142,407	5,473,641	5 ,499,311
Between 1 and 3 years	3,510,767	3,534,281	1,716,987	1,729,517
Between 3 and 5 years	980,441	1,004,858	884,582	924,574
Between 5 and 15 years	1,161,612	1,163,312	833,283	829,152
More than 15 years	1,071,652	1,078,324	1,368,812	1,385,701
No stated maturity (1)	331,821	282 ,613	331,863	287,869
Total	10,315,196	10,339,201	11,596,838	11,646,217

________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Consolidated

	September 30,	June 30,
	2007	2007

Issuer/Type of investment		Amortized cost

Federal government	1,249,121	1,219,347
Treasury notes	1,248,874	1,219,085
Other	247	262
Brazilian sovereign bonds	1,183,710	1,402,041
Bank debt securities	27,469	28,648
Eurobonds	27,469	28,648
Corporate debt securities	13,499	53,714
Debentures	-	7,954
Eurobonds and other	13,499	45,760
Total	2,473,799	2,703,750
Market value	2,874,976	3,137,807

(ii) By maturity:

	Consolidated

	September 30,	June 30,
	2007	2007

Maturity		Amortized cost

Less than 3 months	42,001	223,902
Between 3 months and 1 year	171,411	198,708
Between 1and 3 years	207,186	217,190
Between 3 and 5 years	597,702	625,968
Between 5 and 15 years	844,987	829,553
More than 15 years	610,512	608,429
Total	2,473,799	2,703,750

(iii) Financial ability

Unibanco Holdings and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

(f) Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Consolidated

	Notional value		Amortized	Fair value	Fair value
			cost	adjustment

	September 30, 2007	June 30,	September 30,	September 30,	September 30,	June 30,
		2007	2007	2007	2007	2007
Futures contracts	89,956,861	89,324,824	-	-	-	-
Purchase	47,099,081	39,801,268	-	-	-	-
Currencies	1,237,360	3,051,407
Inter bank interest rate	45,752,923	36,697,840	-	-	-	-
Other	108,798	52,021	-	-	-	-
Sale	42,857,780	49,523,556	-	-	-	-
Currencies	5,324,512	5,278,937	-	-	-	-
Inter bank interest rate	37,481,805	44,172,569	-	-	-	-
Other	51,463	72,050	-	-	-	-
Swap contracts	17,309,021	17,518,719	(1,417,615)	(610)	(1,418,225)	(1,008,533)
Assets	7,891,637	8,825,935	769,442	82,594	852,036	719,708
Currencies	222,330	1,395,560	9,934	2,762	12,696	47,630
Fixed interest rate	293,611	682,422	64,583	5,241	69,824	58,825
Inter bank interest rate	5,347,199	4,918,681	620,809	42,194	663,003	508,158
Other	2,028,497	1,829,272	74,116	32,397	106,513	105,095
Liabilities	9,417,384	8,692,784	(2,187,057)	(83,204)	(2,270,261)	(1,728,241)
Currencies	2,272,155	2,808,867	(148,528)	(3,239)	(151,767)	(172,968)
Fixed interest rate	2,386,115	1,600,676	(1,375,128)	(25,360)	(1,400,488)	(855,111)
Inter bank interest rate	2,719,333	2,873,386	(290,787)	(33,655)	(324,442)	(313,946)
Other	2,039,781	1,409,855	(372,614)	(20,950)	(393,564)	(386,216)
Third curve swap contracts	2,545,105	2,170,473	(136,706)	(4,605)	(141,311)	(93,118)
Assets	1,805,175	1,864,386	64,760	(2,266)	62,494	50,954
Currencies	1,133,064	1,261,412	58,122	(9,805)	48,317	31,682
Fixed interest rate	296,553	271,276	60	2,042	2,102	10,155
Inter bank interest rate	375,558	331,698	6,578	5,497	12,075	9,117
Liabilities	739,930	306,087	(201,466)	(2,339)	(203,805)	(144,072)
Currencies	277,508	97,870	(6,419)	(1,309)	(7,728)	(3,110)
Fixed interest rate	398,426	181,247	(194,755)	(396)	(195,151)	(140,743)
Inter bank interest rate	63,996	26,970	(292)	(634)	(926)	(219)
Forward contracts	4,601,202	4,182,808	(277,314)	(15,644)	(292,958)	(256,516)
Assets	1,068,949	835,280	290,996	149	291,145	128,238
Currencies	247,238	175,870	11,839	(285)	11,554	867
Fixed interest rate	623,214	636,861	78,107	239	78,346	69,010
Stocks	198,497	-	201,050	195	201,245	35,813
Other	-	22,549	-	-	-	22,548
Liabilities	3,532,253	3,347,528	(568,310)	(15,793)	(584,103)	(384,754)
Currencies	3,488,008	3,282,732	(366,982)	(15,509)	(382,491)	(325,421)
Fixed interest rate	21,763	28,869	(233)	82	(151)	(254)
Stocks	22,482	35,927	(201,095)	(366)	(201,461)	(36,361)
Other	-	-	-	-	-	(22,718)
Option contracts	267,013,552	212,368,444	25,343	(412,805)	(387,462)	(601,202)
Purchased options	141,671,089	110,546,903	612,767	(12,235)	600,532	407,731
Purchase of purchased options	97,843,181	87,941,260	442,446	(97,509)	344,937	197,000
Currencies	13,975,981	12,178,095	128,643	(50,385)	78,258	77,863
Fixed interest rate	83,562,395	74,857,438	272,617	(115,512)	157,105	61,985
Stocks	47,164	9,880	12,176	34,988	47,164	9,880
Other	257,641	895,847	29,010	33,400	62,410	47,272
Purchase of sold option	43,827,908	22,605,643	170,321	85,274	255,595	210,731
Currencies	10,095,431	3,747,572	74,527	66,387	140,914	28,990
Fixed interest rate	33,665,948	18,693,965	77,788	32,650	110,438	165,328
Stocks	1,205	1,983	3,353	(2,148)	1,205	1,983
Other	65,324	162,123	14,653	(11,615)	3,038	14,430
Sale position	125,342,463	101,821,541	(587,424)	(400,570)	(987,994)	(1,008,933)
Sale of purchased options	52,585,477	55,387, 603	(342,501)	(214,443)	(556,944)	(663,307)
Currencies	8,808,979	8,151,663	(135,081)	(262,389)	(397,470)	(81,375)
Inter bank interest rate	43,542,465	44,804,650	(158,448)	89,006	(69,442)	(34,940)
Stocks	31,352	1,985,592	(17,686)	(13,666)	(31,352)	(475,196)
Other	202,681	445,698	(31,286)	(27,394)	(58,680)	(71,796)
Sale of sold option	72,756,986	46,433,938	(244,923)	(186,127)	(431,050)	(345,626)
Currencies	14,955,881	6,378,256	(100,761)	(156,833)	(257,594)	(73,087)
Inter bank interest rate	55,852,798	39,824,425	(115,512)	(51,443)	(166,955)	(245,882)
Stocks	1,876,194	5,208	(9,164)	6,903	(2,261)	(5,209)
Other	72,113	226,049	(19,486)	15,246	(4,240)	(21,448)
Other derivative financial
instruments (*)	7,109,977	5,197,236	(215,476)	(8,674)	(224,150)	3,084
Assets position	1,497,080	4,190,549	85,908	(1,693)	84,215	82,261
Liabilities position	5,612,897	1,006,687	(301,384)	(6,981)	(308,365)	(79,177)
		Assets	1,823,873	66,549	1,890,422	1,388,892
		Liabilities	(3,845,641)	(508,887)	(4,354,528)	(3,345,177)

________________
(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) - and Future T-Bill.

(ii) Nominal value by maturity and type, are as follows:

					Consolidated

				September 30, 2007

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	18,032,370	41,195,551	28,198,556	2,530,384	89,956,861
Swap contracts	5,910,948	4,336,397	3,496,779	3,564,897	17,309,021
Third curve swap contracts	1,403,994	919,381	169,113	52,617	2,545,105
Forward contracts	1,706,740	2,273,910	489,628	130,924	4,601,202
Option contracts
Purchased position	14,321,500	97,541,389	29,808,200	-	141,671,089
Sale position	16,057,005	91,418,313	15,993,213	1,873,932	125,342,463
Other financial instruments
derivative	4,974,889	1,865,421	145,548	124,119	7,109,977

(iii) Nominal value by trade location:

				Consolidated

			September 30, 2007

		CETIP /
		Over the
Contracts	BM&F	counter (1)	Bovespa	Total
Future contracts	89,956,861	-	-	89,956,861
Swap contracts	4,916,621	12,392,400	-	17,309,021
Third curve swap contracts	-	2,545,105	-	2,545,105
Forward contracts	-	4,512,429	88,773	4,601,202
Option contracts
Purchased position	139,960,204	1,628,811	82,074	141,671,089
Sale position	122,103,293	3,156,643	82,527	125,342,463
Other financial instruments
derivative	-	7,109,977	-	7,109,977

__________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$96,637 and are comprised federal government securities.

(iv) The maturities and types of derivative financial instruments recorded in balance sheet accounts, are as follows:

					Consolidated

				September 30, 2007

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	238,976	113,162	276,371	223,527	852,036
Third curve swap contracts	43,561	15,636	2,290	1,007	62,494
Forward contracts	226,668	63,843	504	130	291,145
Option contracts	265,509	205,736	129,287	-	600,532
Other financial instruments
derivative	61,485	17,402	5,328	-	84,215
Total	836,199	415,779	413,780	224,664	1,890,422

Liabilities
Swap contracts	(2,003,270)	(168,942)	(56,568)	(41,481)	(2,270,261)
Third curve swap contracts	(144,454)	(59,351)	-	-	(203,805)
Forward contracts	(584,103)	-	-	-	(584,103)
Option contracts	(263,284)	(299,449)	(81,598)	(343,663)	(987,994)
Other financial instruments
derivative	(227,599)	(77,897)	(2,869)	-	(308,365)
Total	(3,222,710)	(605,639)	(141,035)	(385,144)	(4,354,528)

(v) Hedge Account

(a) On September 30, 2007 in Consolidated, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented by future transactions of R$22,679,858, swap contracts in the amount of R$878,118 and forward transactions in the amount of R$104,443. Associated with variations of interbank interest rate (CDI) and index of future funding transactions, asset operations (credit portfolio and debentures) with interbank interest rate (CDI) variations and funding and /or assets instruments with exchange variance. These contracts presented for the quarter a loss net of applicable taxes and minority interest, in the amount R$71,720, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of September 30, 2007, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$1,537,550 in Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Consolidated

	September 30,	June 30,
	2007	2007
By type
Discounted loans and notes	23,487,417	21,475,906
Financing	13,702,188	13,197,780
Agricultural	1,534,822	1,488,314
Real estate loans	1,630,027	1,585,682
Credit card	4,804,610	4,616,119
Total lending operations	45,159,064	42,363,801

Leasing operations	4,840,992	3,367,266
Advances on exchange contracts (1)	1,791,816	1,625,148
Total leasing operations and
advances on exchange contracts	6,632,808	4,992,414

Guarantees honored	37,845	37,772
Other receivables (2)	4,072,034	4,250,194
Total other credits	4,109,879	4,287,966

Total risk	55,901,751	51,644,181

By maturity
Past-due for more than 15 days (Note 6 (d))	2,074,094	2,115,106
Falling due:
Less than 3 months (3)	20,259,203	18,385,798
Between 3 months and 1 year	14,662,228	14,031,524
Between 1 and 3 years	12,721,987	11,483,171
More than 3 years	6,184,239	5,628,582
Total risk	55,901,751	51,644,181

__________________
(1) Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 15 (a))
(2) Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

				Consolidated

	September 30, 2007			June 30, 2007

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,443,691	6.2	3,265,374	6.3
Food, beverages and tobacco	2,160,009	3.9	2,127,667	4.1
Paper, pulp and wood products	1,634,377	2.9	1,599,906	3.1
Basic metal industries	1,434,674	2.6	1,261,238	2.4
Chemical and pharmaceutical	1,207,752	2.2	960,251	1.9
Production of machines and equipment	953,125	1.7	948,875	1.8
Extractive	1,013,462	1.8	933,517	1.8
Automotive industry	739,118	1.3	711,825	1.4
Petroleum	669,063	1.2	638,443	1.2
Textiles, clothing and leather goods	494,811	0.9	395,719	0.8
Electronic and communications equipment	219,353	0.4	304,602	0.6
Rubber and plastic	333,966	0.6	299,321	0.6
Production of metal goods	306,732	0.5	214,926	0.4
Eletric and electronic	229,438	0.4	182,133	0.4
Other manufacturing industries	103,633	0.2	12,415	-
Subtotal	14,943,204	26.8	13,856,212	26.8
Retailers
Retail	3,152,160	5.6	3,553,618	6.9
Wholesale	2,926,373	5.2	2,874,612	5.6
Subtotal	6,078,533	10.8	6,428,230	12.5
Financial service
Financial companies	4,430,352	7.9	3,198,967	6.2
Insurance companies and private pension funds	7,209	-	10,407	-
Subtotal	4,437,561	7.9	3,209,374	6.2
Residential construction loans	637,808	1.2	628,044	1.2
Other services
Transportation	3,411,726	6.1	3,165,952	6.1
Post office and telecommunications	694,027	1.2	804,348	1.6
Construction	877,123	1.6	648,465	1.3
Real estate services	612,122	1.1	495,911	1.0
Agricultural	531,379	1.0	417,773	0.8
Lodging and catering services	161,509	0.3	218,920	0.4
Health and social services	229,783	0.4	210,672	0.4
Association activities	155,891	0.3	155,665	0.3
C ultural, sports and leisure activities	114,145	0.2	101,987	0.2
Education	103,975	0.2	101,847	0.2
Other services	1,687,324	2.9	1,511,057	2.9
Subtotal	8,579,004	15.3	7,832,597	15.2
Agriculture, livestock, forestry
and fishing	1,122,045	2.0	1,090,469	2.1
Individual
Consumer loans	8,091,062	14.5	8,129,362	15.7
Credit card	7,468,711	13.4	7,133,430	13.8
Residential mortgage loans	1,035,702	1.9	1,000,654	1.9
Lease financing	3,095,344	5.5	1,937,964	3.8
Other	412,777	0.7	397,845	0.8
Subtotal	20,103,596	36.0	18,599,255	36.0
Total	55,901,751	100.0	51,644,181	100.0

(c) Concentration of lending, leasing and other credits:

				Consolidated

	September 30, 2007		June 30, 2007

Largest clients	Value	% total	Value	% total
10 largest clients	5,011,777	9.0	4,444,354	8.6
50 next largest clients	6,903,167	12.3	7,128,160	13.8
100 next largest clients	5,699,981	10.2	5,415,682	10.5
Other clients	38,286,826	68.5	34,655,985	67.1
Total	55,901,751	100.0	51,644,181	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

						Consolidated

						September 30, 2007

	% minimum allowance required		Past due credits

Risk		Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution % of total	Total allowance
level
AA	-	23,953,993	-	-	23,953,993	42.9	18,957
A	0.5	22,943,551	-	-	22,943,551	41.0	123,021
B	1.0	3,663,196	341,207	202,429	4,206,832	7.5	54,896
C	3.0	1,482,602	325,409	222,698	2,030,709	3.6	69,127
D	10.0	135,362	210,933	178,646	524,941	0.9	298,730
E	30.0	75,941	117,622	167,806	361,369	0.6	298,042
F	50.0	44,499	100,166	159,007	303,672	0.5	298,773
G	70.0	31,722	70,007	149,563	251,292	0.4	248,529
H	100.0	89,865	241,582	993,945	1,325,392	2.4	1,325,392
Total		52,420,731	1,406,926	2,074,094	55,901,751	100.0	2,735,467
% of total risk							4.9%

						Consolidated

						June 30, 2007

	% minimum allowance required		Past due credits

Risk		Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution % of total	Total allowance
level
AA	-	22,480,934	-	-	22,480,934	43.5	16,584
A	0.5	20,318,469	-	-	20,318,469	39.3	109,354
B	1.0	3,489,889	420,102	227,552	4,137,543	8.0	51,616
C	3.0	1,441,318	337,760	222,980	2,002,058	3.9	76,045
D	10.0	130,877	177,402	192,761	501,040	1.0	311,555
E	30.0	65,387	99,039	158,888	323,314	0.6	264,848
F	50.0	42,192	92,288	174,333	308,813	0.6	303,488
G	70.0	28,475	71,098	162,344	261,917	0.5	258,720
H	100.0	82,793	251,052	976,248	1,310,093	2.5	1,310,093
Total		48,080,334	1,448,741	2,115,106	51,644,181	100.0	2,702,303
% of total risk							5.2%

____________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients in Consolidated as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$1,005,855 (June 30, 2007 - R$1,017,043). These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the quarter:

		Consolidated

	Quarter	Nine-month
	ended	ended
	September	September
	30, 2007	30, 2007
Balance at the beginning of the period	2 ,702,303	2,666,439
Increases	560,130	1,629,172
Loan charge-offs	(526,966)	(1,560,144)
Balance at the end of the period	2 ,735,467	2,735,467

Loan recoveries (1)	58 ,881	164,848

__________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Other Credits

			Parent Company

	September 30, 2007		June 30, 2007

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Interest on own capital	249,259	-	248,166	-
Deferred taxes (See Note 19(a))	-	65,010	-	57,377
Income tax and social contribution carryforwards	16,450	-	11,013	-
Accounts receivable	-	-	-	67
Total	265,709	65,010	259,179	57,444

				Consolidated

	September 30, 2007		June 30, 2007

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Receivables on guarantees honored	-	37,845	-	37,772
Foreign exchange portfolio	5,025,708	502,774	6,799,271	539,282
Income receivable	408,313	66,129	307,502	52,398
Negotiation and intermediation of securities	536,079	-	901,092	-
Deferred taxes (See Note 19(a))	1,162,962	2,228,867	1,131,625	2,350,359
Receivables from credit card operations	2,739,111	-	2,621,368	-
Insurance premiums	1,441,354	-	1,478,279	-
Prepaid taxes	920,669	171,809	639,069	164,346
Sundry	1,256,241	2,617,864	1,061,479	2,691,052
Total	13,490,437	5,625,288	14,939,685	5,835,209

“Foreign exchange portfolio” includes R$3,592,880 (June 30, 2007 - R$4,394,997) of unsettled exchange purchases and R$1,905,627 (June 30, 2007 – R$2,919,816) of rights on foreign exchange sold, net of received advances.

“Other credit – sundry” includes, basically, escrow deposits for civil and labor suits in the amount of R$2,060,233 (June 30, 2007 – R$2,061,123); notes and credits receivable in the amount of R$402,183 (June 30, 2007 – R$607,488); pending settlement value in the amount of R$261,546; accounts receivable from temporary special administration regime in the amount of R$246,699 (June 30, 2007 – R$240,136) and salary advances and other in the amount of R$126,129 (June 30, 2007 - R$111,894).

8. Other Assets

Represented mainly by prepaid expenses, as follows:

		Consolidated

	Se ptember 30,	June 30,
	2007	2007
Commissions on debt placements and products	541,820	467,039
Exclusiving contracts for banking services	452,585	458,917
Advance of private pensions sponsor contributions	210,377	212,975
Others	135,676	130,542
Total	1,340,458	1,269,473
Current	488,364	610,809
Long-term	852,094	658,664

9. Investments

(a) Subsidiary company

	Unibanco – União de Bancos
		Brasileiros S.A.

	September 30,	June 30,
	2007	2007
Information on investment for the period
Number of shares held (with no par value)
Common	1,467,184,984	1,467,184,984
Preferred	160,604,374	162,258,502
Participation in common stock - %	97.080	97.080
Total participation (direct) - % (1)	58.128	58.118
Stockholders’ equity	11,592,571	10,797,892
Capital	8,000,000	8,000,000
Net income for the quarter	1,199,192	840,565
Net income for the period	2,620,752	1,421,560
Investment value	6,738,517	6,275,551
Equity in results for the quarter	668,454	474,041
Equity in results for the period	1,460,232	791,778

__________________
(1) The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

(b) Consolidated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income.

							Adjusted
							net income (5)		Equity in results

					Investment amount			Nine-month period ended September, 30, 2007		Nine-month period ended September, 30, 2007

	Number of shares or quotas (thousand) direct and indirect						Quarter ended September, 30, 2007		Quarter ended September, 30, 2007

			Percentage	Stockholders	September,	June
	Common	Preferred	holding	equity	30, 2007	30, 2007
Investment of Consolidated
Associated companies
			-
IRB – Brasil Resseguros S.A.	-	112	11.166	1,876,240	209,501	200,570	71,968	221,539	8,036	24,737
			-
AIG Brasil Companhia de Seguros	54,214	-	49.999	92,035	46,017	43,457	2,200	11,276	1,100	5,638
Others					13,048	12,158			867	957
Total					268,566	256,185			10,003	31,332

The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

					Adjusted Net income (5)

	Number of shares or quotas (thousands) direct and indirect			Adjusted stockholders September 30, 2007	Quarter ended September 30, 2007	Nine-month period ended September 30, 2007
			Percentage holding

	Common	Preferred
Investments of Unibanco

Subsidiary Companies
Dibens Leasing S.A. – Arrendamento
Mercantil (2) and (3)	356,579	-	99.999	3,703,182	59,328	241,908
Unipart Participações Internacionais
Ltd.(1)	5,849	-	100.000	2,768,852	(57,425)	119,766
Banco Fininvest S.A.	8	2	100.000	1,537,731	20,816	76,556
Unicard Banco Múltiplo S.A.	147,432,552	91,811,816	100.000	1,278,904	82,304	189,386
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	1,616,382	63,559	211,234
Banco Dibens S.A.	20,085,509	-	100.000	492,063	11,630	28,890
Unibanco Companhia de Capitalização	4,194	-	100.000	459,967	18,851	62,967
Banco Único S.A.	2,768,397	2,768,397	100.000	285,035	6,487	17,366
Unibanco Investshop Corretora de
Valores Mobiliários e Câmbio S.A.	8,060	4,955	100.000	174,899	9,312	25,708
Interbanco S.A.	24,455	-	99.999	140,888	17,126	51,521
AIG Brasil Companhia de Seguros	54,214	-	49.999	92,035	2,200	11,276
Jointly controlled companies (i)
Banco Investcred Unibanco S.A. –
(PontoCred)	95	-	49.997	189,248	11,599	48,086
Maxfácil Participações	11	-	49.986	185,371	3,404	10,335
Companhia Hipotecária Unibanco –
Rodobens	6,055	-	50.000	20,927	1,547	3,605

Main direct, indirect and jointly controlled subsidiary companies invested by:			Percentage holding	Stockholders Equity	Adjusted net income (5)

					Quarter ended September, 30, 2007	Nine-month period ended September, Net income

	Number of shares or quotas (thousand)

	Common	Preferred
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95.738	-	19.293	889,915	32,400	58,827
Unibanco Cayman Bank Ltd.	26.340	-	100.000	706,911	18,086	109,004
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	146,208	3,584	8,736
Unicorp Bank & Trust Ltd.	1.750	3.250	100.000	41,008	10,396	32,093

Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39.565	-	99.999	310,488	9,784	35,806
Unibanco AIG Saúde Seguradora S.A.	20.000	-	99.999	55,818	2,660	11,521
IRB – Brasil Resseguros S.A.	-	112	11.166	1,876,240	71,968	221,539

Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e
Investimento	172	172	49.999	48,723	(114)	12,573

Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298.819	5.940	61.414	889,915	32,400	58,827

Dibens Leasing S.A. – Arrendamento Mercantil
Unibanco Participações Societárias S.A. (4) and (5)	8.883	6.218	51.000	2,082,424	1,193,578	1,197,967
Redecard S.A.	156,201	-	23.211	663,945	315,194	497,578
Fininvest Negócios de Varejo Ltda.	119,778,693	-	99.993	1,197,633	5,773	14,617

(i) The percentage shown in the Consolidated column refers to the total percentage holding in the companies.

(1) The Executive Board Meetings held in the first half of 2006 and the first quarter of 2007 approved the increase in the capital of Unipart Participações Internacionais Ltd., in the amounts of R$1,489,420 and R$525,157, respectively. On September 30, 2007, the capital is represented by 5,848,786 shares, totally paid by Unibanco.

(2) The Extraordinary Shareholders’ Meetings held in March 2007 and June 2007, respectively, approved the increase in capital, in the amount of R$1,200,008, represented by 275,492,506 common shares. The Brazilian Central Bank approved the increase in the capital in April and July 2007.

(3) The Share Purchase Agreement between Dibens Leasing S.A – Arrendamento Mercantil and Fininvest Negócios e Varejo Ltda (Unibanco) and Experian Brasil Aquisições Ltda.(Experian), the Brazilian affiliated of Experian Solutions Inc, concluded the sale of 489,195 common shares of the Serasa S.A. at the price of R$925.78 per share. The payment of this transaction occurred in June 2007. Unibanco and Experian executed a Shareholders’ Agreement that will allow Unibanco to participate in Serasa’s management by appointing a member to the Board of Directors and by holding 6.05% on the capital. See Note 26.

(4) In accordance with the Company Announcement in June 28th, 2007, Unibanco had admitted a non financial company of Deutsche group as a minority partner in a non financial subsidiary, Unibanco Participações Societárias S.A. - (“UPS”), controlled by Dibens Leasing S.A. - Arrendamento Mercantil. The minority partner owns 49.10% of the UPS total capital. The UPS has the business purpose the participation on Unibanco’s non-financial subsidiaries

(5) In July 2007, Unibanco, through an Initial Public Offering, sold 53,798,700 shares of Redecard S.A., which represents 8.73% of the capital of that company, for the amount of R$1.5 billion. See Note 26.

(6) Considering non-recurring events, the results of the companies is as follows:

Nine-month ended
September 30,
2007
Unipart Participações Internacionais Ltd.	90.096
Dibens Leasing S.A. – Arrendamento Mercantil (1)	2.165.351
Banco Fininvest S.A.	30.380
Unicard Banco Múltiplo S.A.	90.376
Banco Dibens S.A.	14.167
Unibanco Companhia de Capitalização	62.939
Banco Único S.A.	14.745
Hipercard Banco Múltiplo S.A.	58.826

__________________
(1) The results of the third quarter of 2007, considering non-recurring events is R$758,948.

(c) Goodwill on acquisition of companies

The goodwill on acquisition of a company is based on the expectation of future earnings, with amortization period changed to 5 years.

The goodwill balance shown in the Consolidated quarterly information and the amount amortized were as follows:

	Balance to be amortized					Amortization

			Quarter	Nine-month	Quarter	Nine-month
			ended	ended	ended	ended
	September 30,	June 30,	Se ptember	September	September	September
	2007	2007	30, 2007	30, 2007	30, 2006	30, 2006
Fininvest	-	-	-	-	273,272	291,604
Hipercard	117,503	138,239	20,736	62,208	120,133	141,333
Hipercard Investimentos	119,442	128,400	8,958	26,874	16,423	23,888
Maxfácil (1)	66,983	71,258	4,275	12,826	1,425	1,425
Other	107,534	118,387	10,853	34,643	85,910	103,870
Total	411,462	456,284	44,822	136,551	497,163	562,120

Amortization of period (Note 18 (b))					33,370	98,327
Accelerated amortization of goodwill					463,793	463,793

__________________
(1) During the third quarter of 2006, Unibanco – União de Bancos Brasileiros S.A. acquired 49.986% of the company’s capital. Goodwill paid in this transaction is based on the expectation of future profits.

10. Fixed Assets

		Consolidated

	September 30,	June 30,
	2007	2007
Land and building	606,569	605,627
Other fixed assets	1,542,936	1,564,400
Accumulated depreciation	(1,322,406)	(1,339,506)
Total	827,099	830,521

11. Deposits

				Consolidated

	September 30, 2007			June 30, 2007

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Demand deposits	4,160,694	-	4,625,638	-
Savings deposits	8,832,632	-	8,044,191	-
Interbank deposits	741,513	-	879,515	-
Time deposits	8,575,107	11,556,807	7,943,315	11,873,081
Other deposits	90,187	-	80,887	-
Total	22,400,133	11,556,807	21,573,546	11,873,081

12. Resources from Securities Issued

				Consolidated

	September 30, 2007			June 30, 2007

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Mortgage notes	28,770	-	175,126	-
Real estate notes	754,947	204	778,185	55
Debentures	116,609	1,929,641	21,569	1,949,386
Securities abroad	730,437	578,520	652,872	610,941
Total	1,630,763	2,508,365	1,627,752	2,560,382

The deposits are presented considering: demand deposits, saving deposits, interbank deposits and time deposits.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 12.5% (June 30, 2007 – 12.55%) per annum, and are payable up to October, 2007.

(b) The real estate notes are restated, being paid up to 90% of interbank interest rate and maturing up to July 2012.

(c) Debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, bearing interest up to 102% of interbank interest rate, paid semiannually and mature in ten years corresponding to June 2016.

Debentures pledge schedules are restated, bearing interest up to 101.20% of interbank interest rate with maturity up to September 2012.

Deposits and resources presented above, comprise the contract condition and maturity, but can be redeemed prior to contractual maturity.

(d) Securities Abroad - Euronotes

			Consolidated

		September 30,	June 30,
Maturity	Currency	2007	2007
Less than 3 months	US$	528,324	208,870
	R$	213	-
	EUR	3,062	2,675
		531,599	211,545
From 3 to 12 months	US$	188,157	436,442
	EUR	-	72
	R$	60	-
		188,217	436,514
From 1 to 3 years	US$	62,313	66,233
	EUR	10	-
	R$	213,221	226,589
	YEN	285,609	279,092
		561,153	571,914
From 3 to 5 years	US$	6,229	20,855
		6,229	20,855
From 5 to 15 years	US$	5,256	5,341
	R$	-	27
		5,256	5,368
Total		1,292,454	1,246,196

The average interest of issues in foreign currency was 3.99% (June 30, 2007 – 3.86%) per annum.

(e) The other issues totaled R$16,503 (June 30, 2007 - R$17,617) with maturities up to August, 2010 and an average interest rate of 5.30% (June 30, 2007 – 5.29%) per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December, 2011, with an average interest rate of 5.45% (June 30, 2007 – 5.29%) per annum.

14. Contingent Assets and Liabilities and Legal Liabilities

Unibanco Holdings and its subsidiaries are parties to several disputes, including judicial lawsuits and administrative proceedings mainly related to tax, civil and labor claims.

The provisions for labor claims are based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the historic percentage of the balance of judicial deposits converted into payments with respect to the labor claims with judicial deposits; and (iii) the historic average of payments made, for all other claims. In 2007 and 2006 changes were recorded as results from non-recurring events, in the amount of R$242,602 and R$24,882, respectively.

Civil litigation is mainly represented by claims for personal and moral injury, due to among other reasons, returns of checks, protests of notes considered not due and economic plans. The provisioned amount represents management’s estimate, considering the probability of loss in those lawsuits, based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the balance of judicial deposits converted into payments, with respect to the civil claims with judicial deposits; and (iii) the historic average of payments made, for all other claims. In 2007 ere recorded as results from non-recurring events in the amount of R$182,688.

Tax claims, which are considered legal liabilities based on Deliberation CVM nº 489, regardless of the probability of loss, and those tax claims with loss classification as probable, in accordance with our opinion or the opinion of our legal advisors, are fully provided. The claims considered as legal liabilities have a remote or possible risk of loss in accordance with the opinion of legal advisors.

On September 30, 2007, Unibanco Holdings and its subsidiaries maintain provision for such causes in the amount of R$2,842,021, mainly: (i) Profit Participation Program – PIS and Tax and Social Security Financing – COFINS on interest on own capital in the amount of R$178,029 in Unibanco Holdings and in Consolidated (ii) widening of the basis of calculation of PIS and COFINS by Law 9,718, in the amount of R$1,487,076; (iii) Deductibility of interest and taxes whose payments are suspended, in the amount of R$444,833; and (iv) Social Contribution on Net Income of Non-employer companies in the amount of R$140,079. In 2007 and 2006 were recorded as results from non-recurring events, in the amount of R$274,042 and R$83,065, respectively.

On September 30, 2007, according to legal advisors’ opinion, we do not record provisions for claims considered as possible loss. Such claims, mainly the tax ones, net of tax effects, represent the amount of R$885,417 in Consolidated, in which we discuss:

(i) Deductibility of losses on credits receivables in the amount of R$164,776;
(ii) Deductibility of goodwill on investments acquisitions in the amount of R$153,737;
(iii) Collection of CPMF on leasing transactions in the amount of R$136,279;
(iv) Social security contribution on non remunerated earnings in the amount of R$92,504;
(v) Profit from foreign country taxation criteria in the amount of R$74,307; and
(vi) ISS taxation on leasing operations in the amount of R$22,572.

Provisions recorded and their movements in the quarter ended September 30, 2007 are as follows:

Balance sheet	Parent Company	Consolidated
Tax litigation (1)	178,029	2,842,021
Labor litigation (2)	-	766,637
Civil litigation (2)	-	641,979

Total	178,029	4,250,637
___________________
(1) Allowance for tax contingencies
(2) Others (Note 15 (c))

	Parent Company		Consolidated

	Quarter ended	Nine-month ended	Quarter ended	Nine-month ended
	September 30,	September 30,	September 30,	September 30,
Movements in the period	2007	2007	2007	2007
Balance at the beginning of the period	145,664	132,391	3,962,013	3,031,026
Increases	28,718	34,625	374,449	1,845,306
Releases	-	-	(16,656)	(305,807)
Interest/Monetary adjustment	3,647	11,013	48,465	158,708
Payments	-	-	(117,634)	(478,596)
Balance at the end of the period	178,029	178,029	4,250,637	4,250,637

15. Other Liabilities

	Consolidated

	September 30, 2007			June 30, 2007

	Current	long-term	Current	long-term
	liabilities	liabilities	liabilities	liabilities
Collection of taxes and
other contributions	1,460,597	-	1,128,912	-
Foreign exchange portfolio	3,431,614	502,279	5,493,863	539,599
Social and statutory	1,136,094	-	671,353	-
Allowance for tax contingencies	-	2,842,021	-	2,576,054
Taxes and social security	1,086,336	311,802	889,744	218,108
Negotiation and intermediation
of securities	1,739,402	-	1,589,351	91,710
Technical provision for insurance,
retirement and annuity products	9,569,989	622,208	7,846,452	1,987,134
Subordinated debt	27,108	4,806,051	16,136	4,118,725
Payable to merchants-credit card	3,670,815	-	3,318,900	-
Sundry	2,023,993	3,212,960	2,003,024	3,171,252
Total	24,145,948	12,297,321	22,957,735	12,702,582

(a) Other liabilities - Foreign exchange portfolio includes, mainly, R$3,774,122 (June 30, 2007 – R$4,606,690) of obligations for exchange purchased, R$1,951,075 (June 30, 2007 – R$3,050,868) of unsettled exchange sales and R$(1,791,816) (June 30, 2007 – R$(1,625,148)) of advances on exchange contracts.

(b) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	September 30,	June 30,	September 30,	June 30,	September 30,	June 30,	September 30,	June 30,
	2007	2007	2007	2007	2007	2007	2007	2007
Provision for unearned premiums	1,101,770	1,131,926	-	-	-	-	1,101,770	1,131,926
Loss Provision IBNR
(The provision for claims incurred
but not yet reported)	170,500	214,161	1,297	1,237	-	-	171,797	215,398
Mathematical provision
benefits to be granted	540,644	476,499	6,521,342	6,267,838	-	-	7,061,986	6,744,337
Mathematical provision
for benefits granted	5,937	5,739	421,613	412,398	-	-	427,550	418,137
Unsettled claims	479,021	413,817	8,524	10,233	-	-	487,545	424,050
Provision for draws
and redemptions	-	-	-	-	689,239	657,533	689,239	657,533
Other provisions	4,522	4,471	243,323	234,864	4,465	2,870	252,310	242,205
Total of technical provisions	2,302,394	2,246,613	7,196,099	6,926,570	693,704	660,403	10,192,197	9,833,586
Short-term	2,300,805	2,245,095	6,575,480	4,940,954	693,704	660,403	9,569,989	7,846,452
long-term	1,589	1,518	620,619	1,985,616	-	-	622,208	1,987,134

(c) Subordinated debt

					Consolidated

			Remuneration	September 30,	June 30,
	Issue	Maturity	perannum	2007	2007
Step-up subordinated
callable notes (1)	December 2003	December 2013	7.375%	362,978	371,935
Line of credit (2)	December 2004	December 2009	4.740%	281,447	289,405
Perpetual Non-
cumulative Junior
Subordinated
Securities (3)	July 2005	Indeterminated	8.700%	933,227	977,530
Subordinated time
deposits (4)	December 2002	December 2012	102,25% of CDI	482,511	469,054
Subordinated time
deposits (4)	November 2003	November 2013	102% of CDI	71,128	69,143
Subordinated time
deposits (5)	December 2006	December 2016	CDI + 0,47%	547,748	531,752
Subordinated time
deposits (6)	May 2007	May 2012	103,9% of CDI	1,467,319	1,426,042
Subordinated time
deposits (6)	July 2007	July 2012	CDI + 0,38%	432,511	-
Subordinated time
deposits (6)	August 2007	August 2012	CDI + 0,38%	203,427	-
Subordinated time
deposits (6)	August 2007	August 2014	CDI + 0,46%	50,863	-

Total				4,833,159	4,134,861
Short-term				27,108	16,136
long-term				4,806,051	4,118,725
________________
(1) The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(2) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(3) The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(4) Subordinated time deposits can be redeemed from December 2007, and November 2008 respectively.
(5) Subordinated time deposits can be redeemed from December 2011.
(6) Subordinated time deposits can not be redeemed prior to contractual maturity.

(d) “Other liabilities – sundry”, includes, basically, sale of rights of receipt of future flow of payment orders abroad in the amount of R$1,653,809 (June 30, 2007 – R$1,758,037); provision for labor and civil litigations in the amount of R$1,408,616 (June 30, 2007 - R$1,385,960); provisions for payroll and administrative expenses in the amount of R$728,607 (June 30, 2007 - R$674,072) and payable related to insurance companies in the amount of R$673,472 (June 30, 2007 - R$744,250).

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees, a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar a closed private entity. The program is sponsored by Unibanco, its subsidiaries and employees.

During the quarter ended September 30, 2007, the company sponsor contributions totaled R$8,460 (Nine-month period ended September 30, 2007 – R$21,005) in Consolidated.

(b) Stock option program

Unibanco has a Stock Option Plan, which aims to align the executives’ commitment with long term results and reward exceptional performance. It is also an instrument for attraction, retention and motivation of talented people. In the Extraordinary Shareholders’ Meeting, held on March 21, 2007, a change in the Stock Option Plan was approved to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco. The Partner Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquirer Unibanco Units and, for each acquired Unit each executive will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised by the executives in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options are limited to 10% of authorized capital.

Up to September 30, 2007, the options activity was as follows:

Single Options

		Vesting		Exercise price
Insuance		period	Exercise	per Unit (R$)	Quantity

Nº	Date	until	period until	(IPCA)	Granted	Exercised	Cancelled	Not exercised
1st	1st quarter 2002	01.21.2007	01.20.2008	4.655	12,376,000	7,725,487	4,447,059	203,454
2nd	2nd quarter 2002	04.15.2007	04.14.2008	5.455	68,000	68,000	-	-
3rd and 4th	3rd quarter 2002	08.12.2007	08.11.2008	Up to 4.200	560,000	425,500	-	134,500
5th to 7th	4th quarter 2002	11.20.2007	11.19.2008	3.452	700,000	233,334	400,000	66,666
8th to 10th	1st quarter 2003	03.10.2008	03.09.2009	Up to 4.085	446,000	160,000	206,000	80,000
11th to 15th	2nd quarter 2003	06.16.2008	06.15.2009	Up to 5.150	3,464,000	1,067,526	1,244,000	1,152,474
16th	3rd quarter 2003	09.02.2008	09.01.2009	4.917	6,226,000	2,368,402	2,038,655	1,818,943
17th and 18th	4th quarter 2003	12.17.2008	12.16.2009	Up to 5.750	480,000	40,000	360,000	80,000
19th and 20th	1st quarter 2004	02.01.2009	01.31.2010	Up to 6.881	600,000	80,000	-	520,000
21th to 23th	2nd quarter 2004	04.13.2009	04.12.2010	Up to 7.016	1,012,240	337,414	-	674,826
24th to 26th	3rd quarter 2004	09.20.2009	09.19.2010	Up to 7.429	1,560,000	100,000	20,000.00	1,440,000
27th	1st quarter 2005	02.01.2010	01.31.2011	Up to 8.732	8,440,000	-	1,233,332	7,206,668
28th	2nd quarter 2005	05.03.2010	05.02.2011	Up to 10.230	50,000	-	50,000	-
29th	3rd quarter 2005	09.19.2010	09.18.2011	Up to 11.078	120,000	-	-	120,000
30th to 33th	3rd quarter 2006	08.30.2011	08.29.2012	Up to 16.187	630,000	-	80,000.00	550,000
34th and 35th	1st quarter 2007	03.22.2012	03.21.2013	Up to 18.442	500,000	-	-	500,000
TOTAL					37,232,240	12,605,663	10,079,046	14,547,531

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Holdings and Unibanco.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after the third quarter of 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices cost were adjusted in according with the issuance of new bonus shares (Bonificação de ações) on July 17, 2006.

Bonus Options

The executives who opted option to invest a percentage of their respective bonuses to purchase Unibanco Units received in September 2007 the following number of Bonus Units.

Insuance	Quantity of	Exercise		Quantity

Date	shareholders	period until	Granted	Not exercised
3rd quarter 2007	50	09.03.2012	1,213,904	1,213,904

Total	50		1,213,904	1,213,904

The exercise price of these Bonus Units is linked to the achievement of the executive commitment and maintainance of the propriety of their own shares without changes and burden during the exercise period.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

		September 30, 2007		June 30, 2007

	Outstanding	Treasury
	shares	stocks	Total	Total
Common	553,735,904	-	553,735,904	553,735,904
Preferred	1,074,053,496	15,798,287	1,089,851,783	1,089,851,783

Total	1,627,789,400	15,798,287	1,643,587,687	1,643,587,687

Preferred shares carry no voting rights are entitled to receive (i) a semi-annual minimum dividend of R$0.15 (fifteen cents) per 20 (twenty) shares or semi-annual priority dividend of 1.5% per share, at book value resulting in an annual priority dividend of 3% (three percent) per share, at book value, each one is greater; (ii) in the case of the preferred shares’ reverse stock split, the dividends mentioned in item (i) it will be adjusted to new shares quantity of preferred shares; (iii) in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and (iv) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal in item (i).

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Holdings and by a preferred share issued by Unibanco and is traded in the Brazilian market. On September 30, 2007, the market value of Units was R$24.29.

At the Extraordinary Shareholders Meeting held on June 29, 2006 approval was given to the increase of the corporate capital in the amount of R$2,691,926 through equal capitalization of retained earnings, with the issuance of 813,253,815 new shares to the shareholders, in 100% proportion, and the record date on July 17, 2006.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unit cost that will be ascribed to the new shares is R$3.310068 to Unibanco Holdings’ shares and R$2.140774 to Unibanco’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b) Dividends and interest on capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

During the third quarter of 2007, R$174,627 of interest on own capital was accrued, calculated in accordance with article 9 of Law no. 9249/95, and the fiscal benefit by deductibility was R$59,373.

The amount will be computed for purposes of the minimum mandatory dividend of the year net of applicable tax.

In July 2007, the Board of Directors approved, the payment of interest on own capital to the shareholders, previously accrued in the amount of R$171,106, composed by interest related to the second quarter of 2007 in the amount of R$55,017, and distributed complementary interest related to the first half of 2007 in the amount of R$116,089, comprising R$0.1050 (R$0.0892 net of applicable tax) per common shares and R$0.1050 (R$0.0892 net of applicable tax) per preferred shares. The payment was on July 31, 2007.

The Units had interest on own capital of R$0.2400 (R$0.2040 net of applicable tax), being R$0.1050 (R$0.0892 net of applicable tax) from Unibanco Holdings and R$0.1350 (R$0.1148 net of applicable tax) from Unibanco. The GDS had interest on capital of R$2.4002 (R$2.0402 net of applicable tax).

In October 2007, the Board of Directors approved, the payment of interest on own capital to the shareholders, previously accrued in the amount of R$93,575, composed by interest related to the third quarter of 2007 in the amount of R$54,955, and distributed complementary interest related to the first half of 2007 in the amount of R$38,620, comprising R$0.0575 (R$0.0489 net of applicable tax) per common shares and R$0.0575 (R$0.0489 net of applicable tax) per preferred shares. The payment was on October 31, 2007.

The Units had interest on own capital of R$0.1301 (R$0.1106 net of applicable tax), being R$0.0575 (R$0.0489 net of applicable tax) from Unibanco Holdings and R$0.0726 (R$0.0617 net of applicable tax) from Unibanco. The GDS had interest on capital of R$1.3008 (R$1.1057 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Revenue reserves

The balance is summarized as follows:

	September 30,	June 30,
	2007	2007
Legal reserve	299,919	299,919
Statutory reserves:
i) Equalization of equity securities – calculated based on net income for
the year after the legal deductions and dividends up to a limit of capital stock	443,525	443,525
ii) Special dividends reserve	36,603	36,603
Unrealized profits	305,191	305,191
Total	1,085,238	1,085,238

(e) Treasury stock

On August 8, 2007, the Board, of Directors of both Unibanco and Unibanco Holdings approved the acquisition up to 20,000,000, of Unibanco preferred shares and Unibanco Holdings preferred shares for the purpose of maintaining these shares in treasury for further sale or cancellation, without reducing the share capital of Unibanco or Unibanco Holdings. Unibanco’s executive Board shall decide the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors. The authorization will be valid for 6 months as from August 10, 2007, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A.

During the quarter ended September 30, 2007, in accordance with the Stock option program (Note 16 (b)) approved by the Extraordinary Shareholders’ Meeting in October, 2001, and also due to the conversion program , the following changes in treasury stock occurred:

	September 30, 2007		June 30, 2007

	Quantity	R$	Quantity	R$
	of shares	thousands	of shares	thousands
Balance at the beginning
of the period	14,144,159	91,285	14,694,769	94,839
Treasury stocks exchanged	1,654,128	10,676	(550,610)	(3,554)
Balance at the end of the	15,798,287	101,961	14,144,159	91,285
period

The average cost per share was R$22.44 per repurchased Units. The minimum and maximum price per share were R$19,97 and R$24.16, respectively.

(f) Changes in stockholders’ equity

	Quarter	Nine-month
	ended	period ended
	September 30,	September 30,
	2007	2007
Beginning balance	6,342,481	5,818,408
Prior year adjustments	273	(13,901)
Revaluation reserve of subsidiary companies	(236)	(276)
Fair value adjustments – marketable securities and derivatives	8,241	40,209
Exchange of UBB stocks for Unibanco Holdings stock	(10,675)	544
Net income for the period	612,919	1,373,231
Interest on own capital proposed	(174,627)	(439,839)
Balance ended	6,778,376	6,778,376

(g) Prior year adjustments

The effects of prior year adjustments, net of applicable taxes, are related, principally, to the calculation of income from derivative instruments.

18. Operating Income and Expenses

(a) Financial income

			Parent Company

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2007	2007	2006	2006
Monetary correction of income
receivable	8,654	22,077	8,280	16,211
Total	8,654	22,077	8,280	16,211

(b) Other operating income

				Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2007	2007	2006	2006
Dividends/retained earnings received from
other investments	15,056	69,887	90,059	126,897
Other	28,850	74,438	12,512	80,476
Total	43,906	144,325	102,571	207,373

(c) Other operating expenses

				Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2007	2007	2006	2006
Foreign branches’ and subsidiary companies’
exchange loss	165,236	526,742	(16,741)	49,152
Provision for labor and civil litigations	125,947	409,683	205,377	351,407
Expense related to checks and billing, net	79,747	220,592	60,451	166,630
Amortization of goodwill on subsidiaries acquired	44,822	136,551	33,370	98,327
Other	231,614	477,216	175,651	419,162
Total	647,366	1,770,784	458,108	1,084,678

19. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

			Parent Company

	June 30,			September 30,
	2007	Increase	Realization	2007
Other provisions not currently deductible	57,377	7,633	-	65,010
Deferred tax assets	57,377	7,633	-	65,010
Subtotal	57,377	7,633	-	65,010
Deferred tax obligations	(12,904)	(30,990)	-	(43,894)
Net deferred tax assets	44,473	(23,357)	-	21,116
Deferred tax assets	57,377			65,010
Deferred tax liabilities	12,904			43,894

		Parent Company

	December 31,			September 30,
	2006	Increase	Realization	2007
Other provisions not currently deductible	44,998	20,012	-	65,010
Deferred tax assets	44,998	20,012	-	65,010
Subtotal	44,998	20,012	-	65,010
Deferred tax obligations	-	(43,894)	-	(43,894)
Net deferred tax assets	44,998	(23,882)	-	21,116
Deferred tax assets	44,998			65,010
Deferred tax liabilities	-			43,894

				Consolidated

	June 30,			September 30,
	2007	Increase	Realization	2007
Allowance for credit losses	797,399	112,803	83,802	826,400
Other provisions not currently deductible	1,840,327	7,633	149,874	1,698,086
Tax loss and negative basis of social
contribution carry-forwards	386,557	23,988	-	410,545
Social contribution carry-forwards
(Provisional Measure 2158-35)	419,400	5,036	-	424,436
Subtotal	3,443,683	149,460	233,676	3,359,467
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	38,299	229	6,166	32,362
Deferred tax obligations	(207,273)	(44,584)	(411)	(251,446)
Net deferred tax assets	3,274,709	105,105	239,431	3,140,383
Deferred tax assets	3,481,982			3,391,829
Deferred tax liabilities	207,273			251,446

				Consolidated

	December 31,			September 30,
	2006	Increase	Realization	2007
Allowance for credit losses	689,775	416,234	279,609	826,400
Other provisions not currently deductible	1,166,574	1,190,184	658,672	1,698,086
Tax loss and negative basis of social
contribution carry-forwards	519,989	20,160	129,604	410,545
Social contribution carry-forwards
(Provisional Measure 2158-35)	451,267	-	26,831	424,436
Subtotal	2,827,605	1,626,578	1,094,716	3,359,467
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	64,927	560	33,125	32,362
Deferred tax obligations	(91,041)	(160,865)	(460)	(251,446)
Net deferred tax assets	2,801,491	1,466,273	1,127,381	3,140,383
Deferred tax assets	2,892,532			3,391,829
Deferred tax liabilities	91,041			251,446

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On September 30, 2007, the expected realization of deferred taxes is as follows:

	Parent Company			Consolidated

		Social contribution
		(Provisional
Year	Total	Measure 2.158-35)	Other	Total
2007	-	18,843	335,634	354,477
2008	-	47,868	986,962	1,034,830
2009	-	67,375	370,638	438,013
2010	64,995	63,549	850,615	914,164
2011	15	71,812	204,606	276,418
2012 to 2020	-	154,989	186,576	341,565
Total	65,010	424,436	2,935,031	3,359,467

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$53,141 in Parent Company and R$2,952,701 in Consolidated.

(b) Income tax and social contribution income (expenses)

			Parent Company

	Quarter	Nine-month	Quarter	Nine-month
	ended	period ended	ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2007	2007	2006	2006
Income before income tax and social
contribution, net of proft sharing	654,874	1,423,050	46,282	623,754
Income tax and social contribution expenses
at a rate of 25% and 9%	(222,657)	(483,837)	(15,736)	(212,076)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	227,274	496,479	17,968	221,301
Interest on capital paid , net	(9,678)	(25,598)	(5,613)	(17,456)
Permanent differences (net)	(36,894)	(36,863)	(141)	(5,600)
Income tax and social contribution for
the period	(41,955)	(49,819)	(3,522)	(13,831)

				Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	period ended	ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2007	2007	2006	2006
Income before income tax and social contribution
net of non-recurring events and proft sharing	848,612	2,524,668	738,059	2,173,245
Income tax and social contribution expenses
at a rate of 25% and 9%	(288,528)	(858,387)	(250,940)	(738,903)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	(52,779)	(168,439)	10,101	(377)
Interest on capital paid , net	113,379	295,247	70,736	215,140
Permanent differences (net)	(7,145)	57,065	11,883	49,798
Income tax and social contribution for
the period	(235,073)	(674,514)	(158,220)	(474,342)

20. Commitments and Guarantees

	Parent Company			Consolidated

	September 30,	June 30,	September 30,	June 30,
	2007	2007	2007	2007
Co-obligation and risks for guarantees
provided	76,810	74,783	12,362,537	10,558,265
Assets under management (mainly mutual
investment funds)	-	-	48,664,758	47,523,801
Lease commitments	-	-	10	12

21. Related-Party Transactions (Parent Company)

	September 30,	June 30,
	2007	2007
Assets
Cash and due from banks	2	2
Financial application
.Debentures	66,432	64,943
.Interbank deposits	116,527	85,392
Interest on own capital	249,259	248,166
Liabilities
Sundry	5	5

	Quarter	Nine-month	Quarter	Nine-month
	ended	period ended	ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2007	2007	2006	2006
Revenues
Other operating income	4,736	13,043	3,253	10,670
Expenses
Personnel and other administrative expenses	9	28	8	24

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

22. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(d) Financial instruments recorded in the quarterly information and their fair values are as follows:

				Consolidated

	September 30, 2007			June 30, 2007

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	5,914,247	5,972,674	5,624,876	5,703,185
Marketable securities	19,881,391	20,282,568	24,732,167	25,166,224
Lending operations	42,711,032	42,811,595	39,906,546	40,199,631

Liabilities
Interbank deposits	741,513	741,513	879,515	879,515
Time deposits	20,131,914	20,282,937	19,816,396	19,938,299
Mortgage notes	28,770	28,770	175,126	175,126
Debentures	2,046,250	2,045,170	1,970,955	1,969,759
Real estate notes	755,151	755,071	778,240	778,366
Resources from securities issued abroad	1,308,957	1,310,560	1,263,813	1,265,177
Derivatives, net	2,464,106	2,464,106	1,956,285	1,956,285
Subordinated debt (Note 15(c))	4,833,159	4,862,011	4,134,861	4,192,209
Other liabilities (Note 15(d))	1,653,809	1,659,056	1,758,038	1,743,061
Treasury stocks	104,548	191,870	91,285	155,161

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the quarter for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at September 28, 2007 on the São Paulo Stock Exchange.

23. Statements of Cash Flows

	Parent Company

	Quarter	Nine-month
	ended	period ended
	September 30,	September 30,
	2007	2007
Operating activities
Net income	612,919	1,373,231
Equity in results of subsidiary companies	(668,454)	(1,460,232)
Deferred taxes	(7,633)	(20,012)
Changes in assets and liabilities
Decrease (increase)in marketable securities	(32,624)	(44,898)
Decrease (increase) in other credits and other assets	(5,370)	9,421
Increase (decrease) in other liabilities	(107,758)	(71,465)
Net cash used in operating activities	(208,920)	(213,955)

Investing activities
Interest on own capital received from subsidiary company	201,998	467,894
Net cash provided by investing activities	201,998	467,894

Financing activities
Interest on own capital paid	(171,107)	(431,969)
Net cash used in financing activities	(171,107)	(431,969)

Changes in cash and due from banks	(178,029)	(178,030)

Cash and due from banks at the beginning of the period	2	3
Cash and due from banks at the end of the period	2	2
Changes in cash and due from banks	-	(1)

		Consolidated

	Quarter	Nine-month
	ended	period ended
	September 30,	September 30,
	2007	2007
Operating activities
Net income	612,919	1,373,231
Provision for loan losses	33,164	69,028
Technical provisions for insurance, annuity products
and retirement plans	221,915	1,129,407
Deferred taxes	89,252	(234,910)
Reversal of foreclosed assets provision	6,962	10,531
Gain on sale of foreclosed assets and fixed assets	3,009	8,600
Amortization of goodwill on subsidiaries acquired	44,822	136,551
Equity in results of subsidiary and associated companies	(10,003)	(31,332)
Reversal of allowance for losses on investments	2,484	(2,785)
Depreciation and amortization	89,030	270,866
Minority interest	532,999	1,212,702
Changes in assets and liabilities
Decrease (increase) in interbank investments	(5,418,211)	(13,281,186)
Decrease (increase)in marketable securities and
derivative financial instruments	4,366,839	(1,630,031)
Decrease (increase) in Central Bank compulsory deposits	(765,474)	(665,833)
Net change in interbank and interdepartmental accounts	208,011	54,284
Decrease (increase) in lending operations	(2,812,964)	(6,808,725)
Decrease (increase) in leasing operations	(1,489,217)	(2,921,791)
Net change in foreign exchange portfolio	1,810,071	2,986,462
Decrease (increase) in other credits and other assets	(312,703)	(1,480,475)
Increase (decrease) in other liabilities	1,558,691	7,170,947
Increase (decrease)in deferred income	19,634	20,164
Net cash provided by (used in) operating activities	(1,208,770)	(12,614,295)

Investing activities
Dividends and interest on own capital received from subsidiary and
associated companies	169	3,720
Proceeds from sale of foreclosed assets	14,697	62,996
Purchase of/capital increase on investments in subsidiary and
associated companies	(2,783)	(16,015)
Goodwill on acquisition of subsidiary companies	-	(412)
Purchase of other investments	(40,086)	(92,704)
Proceeds of investments	1,349	25,835
Purchase of fixed assets	(36,048)	(117,969)
Proceeds from sale of fixed assets	6,576	49,787
Deferred charges	(64,189)	(162,840)
Minority interest	(167,588)	516,869
Net cash provided by (used in) investing activities	(287,903)	269,267

Financing activities
Increase (decrease) in deposits	510,313	(1,589,287)
Increase (decrease) in securities sold under repurchase agreements	(1,361,256)	9,117,189
Increase (decrease) in resources from securities issued	(49,006)	1,078,588
Increase (decrease) in borrowings and onlending in Brazil – Governmental
agencies	2,398,556	4,478,103
Net change in treasury stock	(10,676)	544
Dividends paid	(171,107)	(431,969)
Net cash provided by (used in) financing activities	1,316,824	12,653,168

Net increase in cash and due from banks	(179,849)	308,140

Cash and due from banks at the beginning of the period	1,837,149	1,349,160
Cash and due from banks at the end of the period	1,657,300	1,657,300
Net increase in cash and due from banks	(179,849)	308,140

24. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau (2006)), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

	September 30,	June 30,
Combined balance sheet	2007	2007
Assets
Current and long-term assets	22,033,669	20,941,457
Cash and due from banks	158,836	431,880
Interbank investments	3,619,834	3,604,349
Marketable securities	14,433,988	13,129,576
Interbank accounts	169,923	171,744
Lending and leasing operations	2,895,482	2,691,259
Other credits and other assets	755,606	912,649
Permanent assets	162,849	175,265
Total	22,196,518	21,116,722

Liabilities
Current and long-term liabilities	18,445,769	17,210,369
De posits	3,502,280	3,409,616
Securities sold under re purchase agreements	2,468,536	2,846,777
Resources from securities issued	1,235,423	1,167,575
Interbank accounts	38,490	28,666
Borrowings and onlending	4,031,006	2,708,350
Derivative financial instruments	2,391,761	1,634,713
Other liabilities	4,778,273	5,414,672
Deferred income	6,324	6,493
Minority interest	3	3
Stockholders’ equity	3,744,422	3,899,857
Total	22 ,196,518	21,116,722

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
Combined statement of income	30, 2007	30, 2007	30, 2006	30, 2006
Revenue from financial intermediation	253,066	1,000,657	374,709	1,046,092
Expenses on financial intermediation	(177,834)	(645,242)	(184,913)	(561,606)
Reversal of provision for credit losses	(331)	(4,073)	(806)	(4,801)
Services rendered	19,782	57,223	19,480	57,651
Salaries, benefits, training and social security
and other administrative expenses	(16,812)	(50,952)	(21,587)	(52,190)
Financial transaction and other taxes	(207)	(1,172)	(996)	(2,772)
Other operating income (expenses)	(14,476)	(44,250)	(26)	2,836
Accelerated amortization of goodwill	-	-	(25,555)	(25,555)
Operating income, net	63,188	312,191	160,306	459,655
Results from non-recurring events	-	(29,670)	-	-
Non-operating income, net	(313)	(1,785)	(1,686)	(5,105)
Income tax and social contribution	(1,529)	(6,702)	(2,632)	(6,832)
Minority interest	(1)	(2)	(1)	(2)
Net income for the period	61,345	274,032	155,987	447,716

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A and Unibanco AIG Warrant S.A.:

	September 30,	June 30,
Combined balance sheet	2007	2007
Assets
Current and long-term assets	11,983,409	11,573,175
Cash and due from banks	11,715	18,001
Marketable securities	9,830,398	9,402,880
Insurance credits and re-insurance	1,295,671	1,401,068
Other credits and other assets	845,625	751,226
Permanent assets	390 ,471	395,628
Total	12 ,373,880	11,968,803

Liabilities
Current and long-term liabilities	10,756,524	10,411,478
Technical provisions for insurance	2,302,394	2,246,613
Technical provisions for retirement plans	7,196,099	6,926,570
Insurance and re-insurance debts	608,043	509,441
Other liabilities	649,988	728,854
Deferred income	974	2 ,109
Stockholders’ equity	1,616,382	1,555,216
Total	12 ,373,880	11,968,803

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
Combined statement of income	30 , 2007	30, 2007	30, 2006	30, 2006
Retained premiums	832,523	2,774,838	751,890	2,296,146
Changes in technical reserves of insurance	(122,609)	(772,799)	(220,849)	(815,407)
Net claims incurred	(319,585)	(925,056)	(257,102)	(767,448)
Acquisition costs and other	(244,851)	(635,785)	(131,776)	(335,643)
Retained contributions income	153,715	575,262	101,743	506,785
Changes in technical reserves of private
retirement plan	(19,524)	(140,857)	29,064	(30,705)
Benefits and redemptions expenses	(140,877)	(444,836)	(132,150)	(478,924)
Other operating income	36,543	107,046	61,181	189,836
Other operating expenses	(48,990)	(164,398)	(48,180)	(148,393)
Salaries, benefits, training and social security	(34,765)	(97,291)	(42,600)	(105,633)
Administrative expenses	(38,050)	(115,185)	(43,185)	(116,430)
Financial transaction and other taxes	(21,168)	(52,587)	(11,916)	(28,068)
Activities income	32 ,362	108,352	56,120	166,116
Financial income	305,577	863,537	232,438	765,344
Financial expenses	(239,893)	(671,082)	(185,937)	(582,305)
Accelerated amortization of goodwill	-	-	(8,330)	(8,330)
Operating income, net	98,046	300,807	94,291	340,825
Non-operating income, net	(1,107)	2,431	(17,394)	(14,695)
Income tax and social contribution	(27,042)	(72,315)	(13,107)	(58,300)
Profit sharing	(6,338)	(19,689)	(5,981)	(15,480)
Minority interest	-	-	-	(1,179)
Net income for the period	63,559	211,234	57,809	251,171

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (23.21%), Hipercard Banco Múltiplo S.A. (61,414% - 100% in Unibanco Conglomerated) and Empresa Brasileira de Captura de Transações Eletrônicas Ltda. (100%):

	September 30,	June 30,
Combined balance sheet	2007	2007
Assets
Current and long-term assets	6,915,116	6,657,164
Cash and due from banks	4,154	741
Interbank investments	4,244	6,605
Marketable securities	131,020	126,620
Interbank and interde partmental accounts	21,161	20,461
Lending operations	2,989,518	2,857,751
Deferred tax and prepaid taxes	641,360	641,601
Other credits and other assets	3,123,659	3,003,385
Permanent assets	445,170	480,338
Total	7,360,286	7,137,502

Liabilities
Current and long-term liabilities	5,583,893	5,589,486
Deposits	1,411,133	1,618,746
Borrowings and onlendings	121,499	151,879
Resources from securities issued	185,688	198,399
Interbank and interde partmental accounts	127	69
Derivative financial instruments	33,249	20,832
Payable to merchants - credit card	452,807	280,661
Other liabilities	3,379,390	3,318,900
Minority interest	343,383	330,883
Stockholders’ equity	1,433,010	1,217,133
Total	7 ,360,286	7,137,502

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
Combined statement of income	30 , 2007	30, 2007	30, 2006	30, 2006
Revenue from financial intermediation	365,387	1,475,051	514,563	1,330,995
Expenses on financial intermediation	(52,720)	(159,382)	(59,462)	(151,100)
Provision for credit losses	(135,205)	(373,941)	(144,411)	(419,321)
Services rendered	138,111	473,569	132,191	488,301
Salaries, benefits, training and social security
and other administrative expenses	(78,008)	(463,472)	(185,186)	(480,587)
Acquisition costs and other	(51,114)	(158,456)	(61,689)	(183,462)
Financial transaction and other taxes	(19,596)	(118,296)	(11,166)	(59,243)
Other operating income (expenses)	(105,326)	(278,870)	(143,015)	(186,910)
Accelerated amortization of goodwill	-	-	(122,142)	(122,142)
Operating income, net	61,529	396,203	(80,317)	216,531
Results from non-recurring events	-	(116,035)	-	-
Non-operating income, net	1,110	7,363	4,393	12,809
Income tax and social contribution	(19,001)	(124,124)	33,197	(65,524)
Profit sharing	62	(8,627)	(6,078)	(11,271)
Minority interest	(12,502)	(22,699)	18,656	900
Net income for the period	31,198	132,081	(30,149)	153,445

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), UAM S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Hipercard Sociedade de Crédito Financiamento e Investimento S.A. (50%):

	September 30,	June 30,
Combined balance sheet	2007	2007
Assets
Current and long-term assets	5,620,591	4,656,845
Cash and due from banks	2,848	3,470
Interbank investments	432,701	347,195
Marketable securities	1,096,203	531,634
Interbank and interde partmental accounts	5,380	6,568
Lending operations	2,201,279	1,987,412
Other credits and other assets	1,882,180	1,780,566
Permanent assets	168,269	163,618
Total	5,788,860	4,820,463

Liabilities
Current and long-term liabilities	2,734,565	2,372,847
Deposits	1,375,650	1,198,570
Interbank and interde partmental accounts	4,214	6,286
Borrowings	1,339	3,837
Derivative financial instruments	-	30
Other liabilities	1,353,362	1,164,124
Deferred income	12 ,137	-
Minority interest	212,176	210,029
Stockholders’ equity	2,829,982	2,237,587
Total	5 ,788,860	4,820,463

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
Combined statement of income	30 , 2007	30, 2007	30, 2006	30, 2006
Revenue from financial intermediation	409,637	1,219,775	472,974	1,496,238
Expenses on financial intermediation	(34,235)	(108,554)	(98,020)	(324,632)
Provision for credit losses	(147,749)	(449,541)	(194,044)	(665,827)
Services rendered	128,800	371,891	117,227	311,059
Salaries, benefits, training and social security
and other administrative expenses	(210,938)	(630,604)	(253,886)	(651,667)
Acquisition costs and other	(8,417)	(27,096)	(9,363)	(30,870)
Other operating income (expenses)	(45,266)	(129,503)	(20,974)	(75,174)
Financial transaction and other taxes	(37,001)	(110,003)	(35,726)	(101,832)
Accelerated amortization of goodwill	-	-	(10,669)	(10,669)
Operating income, net	54,831	136,365	(32,481)	(53,374)
Results from non-recurring events	1,577	(49,006)	-	-
Non-operating income, net	(1,762)	120	3	3
Income tax and social contribution	(15,946)	(22,224)	27,633	58,441
Profit sharing	(4,160)	(13,053)	(3,717)	(7,524)
Minority interest	(2,152)	141	760	792
Net income for the period	32,388	52,343	(7,802)	(1,662)

25. Other Information

(a) Assets leased to third parties, in the amount of R$6,807,941 (June 30, 2007 - R$4,928,105), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$6,520,743 (June 30, 2007 - R$4,355,287) and the residual value received in advance from these lessees amounts to R$2,574,668 (June 30, 2007 - R$1,706,168), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At September 30, 2007, the insurance coverage on properties and other assets in use totaled R$783,438 (June 30, 2007 - R$1,056,557) in Consolidated.

26. Results from Non-Recurring Events

							Consolidated

	Quarter ended September 30, 2007			Nine-month ended September 30, 2007			Quarter and nine-month ended September 30, 2006 (1)

	Operational	Non-recurring	Total (1)	Operational	Non-recurring	Total (1)
Changes in the investments of UPS
subsidiary (Note 9 (b) (3))	-	-	-	679,118	-	679,118	-
Sale of portion of investment in	-	-	-	-	-	-	-
Serasa (Note 9 (b) (4))	-	-	-	-	284,725	284,725	-
Gain on IPO of Redecard, net of	-	-	-	-	-	-	-
minority interest effect	-	679,774	679,774	-	679,774	679,774	-
Labor, civil, and tax provision (Note 14)	(127,595)	-	(127,595)	(699,332)	-	(699,332)	(107,947)
Provision for credit losses	-	-	-	(47,000)	-	(47,000)	(49,500)
Accelerated amortization of goodwill (Note 9 (c))	-	-	-	-	-	-	(306,047)
Minority interest	-	-	-	-	-	-	4,165
Other provisions (2)	(19,800)	-	(19,800)	(161,506)	-	(161,506)	-
Results from non-recurring events	(147,395)	679,774	532,379	(228,720)	964,499	735,779	(459,329)
_______________________

(1)	The amounts are presented net of applicable taxes.
(2)	Include, principally, provision for assets receivable from a financial institution in process of liquidation.

Considering non-recurring events and the corresponding tax effects, operating income are as follows:

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30, 2007	30, 2007	30, 2006	30, 2006
Operating income before results from
non-recurring events	1,023,131	3,006,657	905,647	2,607,981
Non-recurring events before tax effects	(75,235)	(636,941)	(506,346)	(506,346)
Operating income before after
non-recurring events	947,896	2,369,716	399,301	2,101,635
_______________________

(1)	The amounts are presented net of applicable taxes.

27. Subsequent Events

In October 2007 Unibanco, through an Initial Public Offering, sold its total investment Bovespa Holding S.A (23,314,228 shares). The sale price was R$23.00 per share.

* * *

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION

COMMENTS ON PERFORMANCE FOR THE QUARTER	DATE – SEPTEMBER 30, 2007 Corporate Legislation

Brazilian Economy

In the third quarter of 2007, the macroeconomic figures remained favorable. During this period, mild inflation throughout the quarter caused the Central Bank to pursue the policy of gradual reduction in the Selic rate, which closed out the quarter at 11.25% p.y. In 3Q07, cumulative inflation (measured by IPCA) was 0.89%, up from 0.81%, verified in the previous quarter, in line with the Central Bank target.

Although the international scenario presented an expressive volatility when compared to the previous quarter, the appetite for emerging market assets remained high. This fact, along with the improved foreign and domestic liquidity ratios and stronger exports, with a trade balance of US$10.3 billion in 3Q07, led to a marginal (instead of high) perception of the worsening of the sovereign risk. The Embi+BR ended 3Q07 at 172 basis points, 11 basis points up when compared to that registered at the end of 2Q07.

Although the slight worsening in the sovereign risk, the Real currency appreciated 4.5% against the US-dollar in the quarter. The Central Bank, after approximately 60 days without intervening in the FX market, restarted the process of US-dollar repurchase auctions, increasing the level of the Brazilian international reserves that ended the third quarter at US$162.9 billion, above the US$147.1 billion registered in the 2Q07.

Economic activity continued its recovering process during the 3Q07. The retail sales, according to IBGE, grew 0.7% in August from July, which represent an increase for the seventh consecutive month. In July from June, the retail sales grew 0.5%, discounted the seasonal effect. The loans to GDP ratio reached 33.1% in the end of September.

The debt to GDP ratio reached 43.4% in the end of September, a slight drop when compared to 44.1% verified in the 2Q07. The public sector primary surplus amounted to 4.1% of the GDP in the last 12 months, above the 2007 goal of 3.8% .

Performance

Unibanco Holdings S.A. net income reached R$613 million in 3Q07. Excluding the result from non recurring events, net income was R$341 million in the quarter. Stockholders’ equity stood at R$6,778 million and annualized ROAE was 42.9% for the 3Q07, affected by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP) during the period. The company is disputing these taxes and has already obtained favorable decision in the lower courts. The provision established for this contingency amounted to R$178 million as of September 30, 2007. Excluding the result from non recurring events, ROAE was 22.8% in the quarter.

Non Recurring Events

In 3Q07, the Inicial Public Offering (IPO) of Redecard S.A. was concluded. Unibanco, through this IPO, sold 53,798,700 Redecard’s shares, representing 8.73% of Redecard’s total capital. The sale price per share was R$27.00. Considering the primary offering, the result for Unibanco before tax effects and minority interest, was approximately R$1.5 billion.

The gain from the Redecard’s IPO, in addition to the results posted in 2Q07 regarding the sale of part of Serasa’s stake and the change in participation on our subsidiary Unibanco Participações Societárias S.A. (“UPS”), represented the non recurring events in 9M07. These results, deducted from the provisions specified below, were accounted as non recurring results in 9M07, as shown in the following table.

			R$ million
Result from non recurring events(1)	3Q07	2Q07	9M07
Result from the sale of Serasa's stake	-	285	285

Change in participation on our subsidiary UPS	-	679	679

Gain on Redecard’s IPO	679	-	679

Civil, labor and fiscal provisions	(128)	(572)	(699)

Provision for loan losses	-	(47)	(47)

Other provisions	(19)	(142)	(161)

Result from non recurring events	532	203	736

(1) Net of taxes

Assets

The investments of Unibanco Holdings consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A. - and therefore its performance and operating results directly reflect those of Unibanco.

Unibanco’s total assets reached R$133,925 million, up 31.4% when compared to September 30, 2006. It is worth mentioning the R$12.6 billion increase in total loans, particularly in payroll loans, car loans and SMEs portfolio. Annualized return on average assets (ROAA) before non recurring events was 2.0% in 3Q07.

Credit Operations

In 3Q07, the Retail loan portfolio increased 12.1%, with a 15.6% growth in the commercial bank, 12.1% in SMEs and 6.6% in consumer credit companies portfolios. In the commercial bank, the highlights were payroll loans, up 31.2% and car loans with a 24.6% expansion in the quarter. The consumer credit companies portfolio evolution was influenced by the 5.0% increase in credit card loan portfolio and by the 9.7% growth in the consumer finance portfolio in the quarter, with highlight for Fininvest commercial effort in offering payroll loans.

The Wholesale loan portfolio grew 2.7% in the quarter and 13.7% in the last 12 months, despite the US dollar depreciation of 4.5% and 15.4% in the respective periods. Such evolution is a result of an increasing relationship with large companies that includes not only credit products, but also the offering of differentiated products and services. The US dollar-denominated credit portfolio represents approximately 40% of the Wholesale loans.

As a consequence, total loan portfolio increased 8.2% over the quarter, reaching R$55,902 million in September 2007. In the past 12 months, Unibanco’s total loans increased 29.0%, higher than the National Financial System (24.8%), demonstrating the growth recovery, especially in the individuals portfolio, with a 42.8% growth.

The SME’s product portfolio comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

Payroll Loans

Payroll loans portfolio reached R$4,834 million, reporting a 31.2% and 152.4% growth when compared to June 2007 and September 2006, respectively. Unibanco’s distribution channels in this segment comprise dealers (including Fininvest), branch network and partnerships.

Auto Financing

Unibanco operates nationwide in the auto financing segment and serves the car dealers network of all automobile manufacturers in the country, having the leadership position in financing heavy commercial vehicles. Car loans grew 24.6% in 3Q07 and 70.6% over the last 12 months, reaching R$7,175 million on September 30, 2007.

With a differentiated strategy in auto financing, focused in new vehicles, Unibanco is increasing consistently its market share in terms of financed units. In the cars segment, Unibanco’s market share rose from 4.1% in 3Q06 to 11.2% in 3Q07 and, in the heavy vehicles segment, from 12.4% to 14.2% .

Home Financing

The mortgage loan portfolio totaled R$1,630 million on September 30, 2007, which represents 18.5% of savings deposits and 2.9% of total loan portfolio. Unibanco increased its focus in Home Financing and intensified its relationship with homebuilders and brokers, in line with growth expectations for upcoming years in Brazil.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of September 2007 was R$2,735 million, or 4.9% of the total loan portfolio, as follows:

• R$1,255 million related to overdue credits, in compliance with Resolution 2,682;
• R$776 for falling due credits, in compliance with Resolution 2,682;
• R$704 million based on percentages above those required by the regulatory authority, and significantly higher than the R$597 million registered in September 2006.

The total amount of R$704 million of excess allowance for loan losses, above the required by Resolution 2,682, represents 25.7% of total allowance for loan losses.

The Unibanco’s risk management policy, adopted since mid-2005 and through 2006, along with an increase in lower risk portfolios, allowed a continued improvement in the credit portfolio quality. In September 2007, the balance of credits rated as AA to C made up 95.1% of the total loan portfolio, up from 93.3% in September 2006.

At the end of September 2007, credit operations classified E to H represented 4.0% of total loan portfolio. Allowance for loan losses over the credits rated E to H stood at 122% on September 30, 2007, above the 114% verified in September 2006.

Allowance for loan losses as a percentage of overdue installments reached 132% at the end of September 2007, conveying the loan portfolio strength.

The non-accrual loan portfolio (overdue by 60 days or longer) improved from 5.4% of the total loan portfolio in September 2006 to 4.1% in September 2007. The total allowance for loan losses reached 118% of the non-accrual portfolio in September 2007, compared to 109% in September 2006.

The allowance for loan losses relative to total Wholesale loan portfolio was 0.8% in September 2007, down from 1.1% in September 2006. This reflects a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 6.4% in September 2007, in line with the better credit quality in certain portfolios of this segment.

In 3Q07, required provision stood at R$560 million, a R$45 million or 7.4% decrease, when compared to 3Q06 – as a consequence of the improvement in loan portfolio quality. Provision for loan losses in 3Q07 was R$560 million – above the R$468 million of total net write-offs.

Funding and Assets under Management

Total funding and assets under management (AUM) stood at R$137,924 million in September 30, 2007, R$ 48,665 million of which are assets under management. It is worth mentioning the evolution of collateralized debentures deposits, up 94.2% in the last 12 months

The increase in Unibanco’s total funding was 27.3% in the last 12 months, in line with the total loan portfolio growth in the same period.

The increase in the line “other funding” was mainly influenced by funding obtained in the open market, borrowings and onlendings, and subordinated debt.

Local currency funding reached R$71,157 million at the end of September 2007, up 24.2 % from September 2006. This growth was mostly driven by savings deposits, funding obtained in the open market, debentures and mortgage notes, and subordinated debt.

Foreign currency funding reached R$18,102 million in September 2007, with a growth of 41.4% from September 2006. Such evolution was mainly driven by the import and export financing lines growth and foreign currency borrowings.

At the end of September, Unibanco has finalized a groundbreaking US$190 million syndicated facility which was 25% oversubscribed. The deal consists of a trade-related tranche of approximately US$100 million with a total tenor of 7 years with a 3-year grace period. A second tranche of approximately US$90 million will be used for onlending for general corporate purposes with a 5-year final maturity and which also has a 3-year grace period. Principal payments will be semi-annual.

Capital Adequacy Ratios

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	14.0	15.5

Changes in risk weighted assets	(1.1)	(1.3)

Changes in market risk coverage - interest rates	-	-

Changes in market risk coverage - foreign exchange rate	0.7	(1.3)

Reference equity growth	1.3	2.0

Tier I	0.7	1.0

Tier II	0.6	1.0

BIS Ratio on September 30th, 2007	14.9	14.9

Unibanco’s BIS ratio, as of September 30, 2007, reached 14.9%, above the minimum 11% level determined by the Central Bank.

The table below details the Tier I/Tier II breakdown in reference equity as of September 30, 2007:

	Reference Equity	BIS ratio (%)
	(R$ millions)
Tier I	11,544	10.9

Tier II	4,256	4.0

Total	15,800	14.9

The fixed asset ratio was 37.8% in September 2007, significantly lower than the maximum of 50% allowed by the Central Bank.

R$ million
Fixed asset ratio	September 2007
Adjusted permanent assets (A)	5,952

Adjusted stockholders' equity (B)	15,735

Fixed asset ratio (A/B)	37.8%

Efficiency

In mid-2006, Unibanco set up its Operational Efficiency unit to improve management practices. That department’s mission is to implement a model similar to that used in process-intensive industries, with targets and capture curves used as indicators of activity performance, a system of cross control and an ongoing effort to prevent flaws in process execution.

As a consequence of operational efficiency management, the efficiency ratio reached 47.3% in 3Q07 vis-à-vis 49.2% verified in 3Q06, a 190 b.p. improvement. The cost to average assets ratio also favorably decreased from 5.9% to 4.4% .

Retail

In September 2007, Unibanco’s Retail segment reached approximately 27 million clients throughout the country. Besides the increase in number of partnerships with retailers, the cliente base growth is mainly explained by the expansion in number of credit card clients and payrolls.

The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance. Unibanco also operates nationwide in the auto (cars and heavy vehicles) financing segment. In the payroll loans segment, Unibanco operates through dealers (including Fininvest), its commercial bank, and partnerships.

Payroll loans portfolio reached R$4,834 million, reporting a 31.2% and 152.4% growth when compared to June 2007 and September 2006, respectively. Such evolution is explained by the intensive offering of this product to clients from the commercial bank, portfolio origination efforts through dealers (including Fininvest) and portfolio acquisition, besides the partnerships established.

Car loans grew 24.6% in 3Q07, reaching R$7,175 million on September 30, 2007. Unibanco operates nationwide in the auto financing segment and serves the car dealers network of all automobile manufacturers in the country, having the leadership in financing heavy commercial vehicles. With a differentiated strategy in auto loans, focused in new vehicles (approximately 70% of the portfolio), Unibanco is increasing consistently its market share in terms of financed units. In the cars segment, Unibanco’s market share rose from 4.1% in 3Q06 to 11.2% in 3Q07 and, in the heavy vehicles segment, from 12.4% to 14.2% .

Given the expectation of growth over the next years in the mortgage market, Unibanco has increased its focus on the sector. The business structure was strengthened, and the documentation processing and credit approval became more agile. Aiming at increasing its business origination, Unibanco intensified its relationship with the main homebuilders, real estate developers and brokers in the country. The mortgage loan portfolio totaled R$1,630 million on September 30, 2007.

At the end of September 2007, Unibanco attended the São Paulo Real Estate Fair (“Salão Imobiliário São Paulo”), Latin America’s major event of the mortgage sector. During this occasion, the bank offered its products under special conditions, and introduced a pioneer tool among financial institutions for financing simulation and fast credit approval.

As a result, total retail loan portfolio reached R$34,311 million, with highlight for the 42.8% growth in individuals portfolio, which reached R$23,402.

Unibanco closed out the 3Q07 with a network of 947 branches and 292 corporate-site branches

SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$10,909 million in September 2007, up 12.1% over the quarter. The continuous increase in products and services tailored to retailers led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts continues to drive growth in the bank’s client-base.

Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (Unibanco’s participation of 23.2%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain), as well as Unibanco’s new partnerships, established during the second half of 2006, with Ipiranga Group and Banco Cruzeiro do Sul. These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard. Together, these companies posted a R$184 million net income in the quarter and R$565 million in 9M07, 22.7% and 22.3% growth compared to 3Q06 and 9M06, respectively. It is important to mention the impact of the reduction of Unibanco’s participation in Redecard (from 31.9% to 23.2%) due to its IPO in 3Q07. The results from Redecard are proportionally consolidated in Unibanco’s financial statements according to its participation in the company. The market capitalization of the 23.2% participation of Unibanco in Redecard is R$5.9 billion, estimated on the Redecard (RDCD3) closing quotation of R$38.06, as of November 7th, 2007.

The credit portfolio posted a 31.2% growth over the past 12 months, and a 5.0% growth in the quarter, amounting to R$5,680 million in September 2007. The improvement in loan portfolio quality explains the R$16 million decrease in provision for loan losses in 9M07 compared to 9M06.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card.

The combined billings of Unicard and Hipercard - measured by the total of cardholders’ charges and cash withdrawals – reached R$6,380 million in 3Q07, which represents annual growth of 37.6% .

Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. The credit portfolio totaled R$3,112 million in September 2007, an increase of 9.5% when compared to the previous quarter. This growth is due to the expansion in consumption through private-label cards and Fininvest’s portfolio origination in the payroll loan segment.

Business results reached R$109 million in 9M07, a 194.6% growth when compared to 9M06, due to an improvement in credit quality portfolio in the last 12 months, resulting in a 31.8% decline in provisions for loan losses.

Fininvest had 583 fully-owned stores, customer service centers (Núcleos de atendimento ao cliente - NACs), kiosks and mini-stores, and more than 13 thousand points-of-sale as of September 2007. At the same date, LuizaCred had 369 points-of-sale while PontoCred had 393.

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Differentiated products and services such as cash management and derivatives were the highlights in the quarter, besides the capital market transactions. Cash management revenues, which includes, among others, fees and collection services, increased 23% when compared to the 3Q06.

In 3Q07, Unibanco was the lead coordinator of Redecard S.A. primary and secondary public offerings, in the amount of R$4,643 million, and of SulAmérica S.A. IPO, in the amount of R$775 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$3 billion during 9M07, with a 11.7% market share, maintaining its 3rd place in the BNDES overall ranking. Unibanco also disbursed R$475 million in BNDES-exim–funded loans, in the same period. The Wholesale loan portfolio reached R$21,591 million, up 2.7% in the quarter and 13.7% over the past 12 months. This expansion is a result of the increasing number of relationships with large companies, which include, in addition to loans, product and service offerings in line with the strategy of business with clients.

In September 2007, the Equity Research team of Unibanco InvestShop Corretora de Valores Mobiliários was recognized as one of the Top 10 Research Houses in the 2007 All-Brazil Research Team ranking, from Institutional Investor magazine, with awards to the analysts of the Consumer Goods and Banking and Financial Services Sectors.

Insurance and Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$66 million in 3Q07 and R$223 million in 9M07. Operating income reached R$30 million in 3Q07, 30.4% growth compared to 3Q06. During 9M07, such evolution was 23.2% from 9M06, reaching R$101 million. Combined revenues from the Insurance and Private Pension Plan businesses were R$4,159 million in 9M07, up 16.4% from 9M06.

During the last 12 months, the reduction in the Selic interest rate influenced Unibanco AIG’s strategies, which focused on operating results, reaching a ratio of operating income over net income above the insurance market average. Besides the impact of declining interest rates, the financial result was also affected by the several payments of Interest on Capital/Dividends, performed by the company during 2006 and 9M07, in the total amount of R$387 million.

The loss ratio was 45.5%, a 480 b.p. improvement in 9M07 compared to 9M06. The combined ratio reached 95.6% in 3Q07, better than the industry average.

Unibanco Insurance and Pension Plan companies placed 4th in the ranking of insurance and private pension plans published by Susep (Private Insurance Regulatory Body) and ANS (National Supplemental Health Regulatory Agency), and hold a 7.9% market share (as of August 2007).

Unibanco AIG Seguros is the leader in the following segments: D&O (Directors and Officers), transportation, facultative risks, engineering risks, aeronautic risks, oil risks, civil responsibility (casualty), and extended warranty products. At the oil risks segment, Unibanco has an important position, with 54.2% market share.

With a strategy of intensifying its participation in the consumer segment, Unibanco AIG extended its product offering to retailers. To support this strategy, Unibanco AIG started to use alternative channels, offering, for example, additional products to clients that acquire extended warranty.

Net income from the private pension business in 3Q07 was R$15 million. In the quarter, revenues were R$346 million and technical reserves reached R$7,196 million, up 19.4% from 3Q06.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 5th in private pension plan revenues up to August 2007. The company ranked 2nd for the year (until August) in sales of corporate pension plans, with R$475 million in sales and a 18.4% market share, according to Fenaprevi.

Unibanco AIG Vida e Previdência serves more than 1,400 corporate clients and more than 860 thousand individual clients.

Wealth Management

Unibanco Asset Management (UAM) ended September 2007 with R$48,665 million in assets under management. Its market share as of September 2007 stood at 4.4% (source: Anbid). Also according to Anbid, UAM increased its market share in Retail business to 5.0% in September 2007, from 4.5% in December 2006.

With the reduction in the Selic interest rate over the last two years and the expectation of further reductions, Unibanco Asset Management kept on diversifying and increasing its client base, while focusing on high value-added products such as credit risk, multi-markets, off-shore and equity funds. In 3Q07, it is worth highlighting our fund of funds products, with R$6.6 billion in assets under management.

Standard & Poors affirmed in July, 2007 the AMP1 (Very Strong) rating issued to UAM’s Asset Management – Banco de Investimento S.A., reflecting the quality of UAM practices in managing third parties' funds.

UAM was awarded the Top Fixed Income Management in 2007, from ValorInveste, with 45 funds classified in the Standard & Poor’s Star Ranking. It was also considered as one of the best Fund Managers in 2007, by GazetaInvest magazine, with 20 funds awarded with 5 Diamonds. These awards considered the best consistency between risk and return in the portfolio management.

In 9M07, at the Private Bank, it is worth mentioning a strategy focused on efficiency improvement in portfolio management. With a large offering of high added-value products, such as derivatives and private equity funds, Unibanco has increased the options to clients that are looking for higher returns in a falling interest rate scenario.

It is also worth mentioning the Social Investment private funds of Unibanco. Part of the returns and management fees is provided to social and educational projects.

Financial Margin

The financial margin after provision for loan losses, adjusted for the net effect of investments abroad, was R$2,100 million in 3Q07, up 1.2% when compared to 2Q07 and 10.4% from the same period last year, mostly explained by a higher credit volume and an improvement in the asset quality.

The structural change in the Brazilian market – with declining interest rates, increasing bancarized population, rising payroll loans and country GDP growth perspective – along with Unibanco’s risk management policy, resulted in a change of the Retail loan portfolio mix. Unibanco presented growth in better quality loan portfolios, such as payroll loans and auto financing, and an increase in average loan duration. Such changes influenced financial margin and provision for loan losses, both with a declining trend. The financial margin, after provisions for loan losses, reached 7.0% in 9M07. When compared to the same period last year, there was a 60 b.p. drop, despite the reduction of 300 b.p. in the Selic interest rate.

The improvement in asset quality explains the 13.8 % decrease in provision for loan losses in 9M07 vis-à-vis 9M06. Provision for loan losses represented 21.2% of the financial margin in 9M07 compared to 26.1% in 9M06, with a significant reduction of 490 b.p.

Fee Income

Total fees increased 3.3% in 3Q07 vis-à-vis 2Q07, excluding the revenues from Redecard. Unibanco reduced its participation in Redecard (from 31.9% to 23.2%) in its IPO during 3Q07. Fees from Redecard are proportionally consolidated in Unibanco’s financial statements according to its participation in the company.

Total fees reached R$925 million in 3Q07, with highlight for revenues from capital markets transactions and credit cards fees, influenced by the client base growth.

Personnel and Administrative Expenses

Unibanco’s total personnel and administrative expenses decreased 1.4% in 3Q07 vis-à-vis 3Q06, and increased 2.6% in 9M07 from 9M06, marginally influenced by the reduction in Unibanco’s participation in Redecard and Serasa.

Considering companies under Unibanco’s direct management, personnel and administrative expenses increased only 1.0%, 3Q07 vis-à-vis 3Q06, and 1.6% comparing 9M07 to 9M06. This is largely due to efficiency gains and budgetary discipline. Personnel expenses grew 4.0% and other administrative expenses remained stable when compared 9M07 to 9M06. It is worth mentioning that, during the period, there were organic growth of business activities, Retail business commercial efforts and campaigns, and the wage increase arising from the collective bargaining agreements of September 2006 and September 2007.

Personnel Expenses

In 3Q07, the collective bargaining agreement established a 6% wage increase, impacting personnel expenses in the month of September.

Considering only the companies under Unibanco’s direct management, personnel expenses posted a 4.0% variation in 9M07 from 9M06, despite the Retail business commercial activities expansion and wage increases.

The other administrative expenses of companies under Unibanco’s management posted a 3.9% decrease in 3Q07 from 3Q06, largely due to operational efficiency gains. When comparing 9M07 to 9M06, the other administrative expenses stood flat, despite the client base growth and the increase in volume of transactions due to the expansion of Retail activities.

Ratings

Moody’s

Moody's Investors Service upgraded, on August 23, 2007, the long-term foreign-currency subordinate perpetual bond ratings of Unibanco Grand Cayman to Baa3, which represents an investment grade. Moody's also upgraded Unibanco's long-term foreign-currency deposits rating to Ba2 from Ba3.

Subsequent Event

Bovespa

In October 2007, Unibanco, through a public offering, sold its participation (23,314,228 shares) in Bovespa Holding S.A. The sale price per share was R$23.00. The value of the sale was R$536 million.

Corporate Governance

Stocks

Unibanco’s GDSs gained 50% over the past 6 months. The Dow Jones index increased 12% during the same period. The graphs below trace the stocks’ performance in both domestic and international markets over the periods specified:

Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange. In 2007, Unibanco celebrates its 10th anniversary of listing in the American market. During this period, it was the top Brazilian bank in financial trading volume.

Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Moreover, the Unit continues to increase its participation on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 130%.

Market Capitalization

Unibanco market capitalization is R$37.7 billion, estimated on the Unit (UBBR11) closing quotation of R$26.92, as of November 6th, 2007.

Stock Repurchase Program

On August 8, 2007, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition, by Unibanco, of preferred shares issued by Unibanco and preferred shares issued by Unibanco Holdings with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings. During the program, the acquisition of shares must be made solely through acquisition of Share Deposits Certificates (Units), traded in the Brazilian Market and the amount of shares to be acquired must not exceed 20,000,000 Units.

The authorization will be valid for 6 months to be counted from August 10th, 2007, and the acquisition of the shares will be carried out at fair market value and through the broker Unibanco InvestShop Corretora de Valores Mobiliários S.A.

Interest on Capital Stock and Dividends

Unibanco and Unibanco Holdings paid quarterly Interest on capital stock on October 31, 2007, according to the amounts specified in the table below. These values include complementary dividends according to the results from non recurring events ascertained in 1H07:

			R$ per share
	UBB-ON-ON	UBB-PN-	HOL-ON-	HOL-PN-	UNIT *	GDS**
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.0659885	0.0725874	0.0574909	0.0574909	0.1300783	1.3007830

Net Value	0.0560903	0.0616993	0.0488673	0.0488673	0.1105665	1.1056650

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 10 Units.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Human Resources

In 2007, Unibanco was considered one of the best companies to work for by Você S/A and Exame magazines in partnership with FIA - Fundação Instituto de Administração (Administration Institute Foundation). This achievement is an acknowledgment of the respect that the company has for its employees and confirms the company’s successful trajectory. In 2006, Unibanco was recognized as one of the 100 best companies to work for in Brazil according to Great Place to Work Institute.

Unibanco’s Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 33,609 professionals, Unibanco invested over R$19.5 million during 9M07 in professional development initiatives and training programs, including sponsorships of MBA programs in Brazil and abroad.

9M07 Human Resources highlights:

• 2007 Trainee Program, recruited and trained 29 recently graduated students;
• Internal and external recruiting, and training of people through development programs to commercial departments, such as General Manager, Attendance Manager and Retail Corporate Manager Development Programs;
• In the supporting areas, the Programa de Melhoria Contínua em Qualidade (Continuous Quality Improvement Program) involved roughly 2,100 actions;
• More than 6,000 actions to form professionals and recycle their knowledge to work at 30 Horas (Unibanco’s Call Center) and to formally enhance their career to work in São Paulo’s branch network;
• Participation of more than 1,000 managers in the workshop of Jeito Unibanco (internal culture, which comprises 10 attitudes expected from each employee). The workshop aimed at promoting the actual implementation of Jeito Unibanco, which is essential to the establishment of the conglomerate’s high performance culture;
• More than 1,600 managers participated in one of the three modules of the People Management Program, that is offered since 2004 for managers who enter the organization or employees promoted to this position, with focus on the improvement of quality in people management;
• 138 young adults hired in the Projeto Jovens Aprendizes (Learner Youth Project).

Moreover, Unibanco has been undertaking employee satisfaction surveys since 1997 to monitor the organizational climate and take required actions to provide personal development. In 2007, the employee satisfaction and motivation index reached 86% of satisfied or very satisfied employees, up 1,700 b.p. from 1997. Given this attention to organizational climate and the actions developed from the satisfaction survey, Unibanco was recognized as one of the Best Companies to Work For by Guia Exame.

Information Tecnology

The World Information Society granted to Unibanco the World Summit Award (WSA) for the project Telecentros de Informação e Negócios (Business and Information Call Centers). This is the first time a Brazilian project was awarded. The WSA is considered the most important award in the Information Technology field.

Around 650 projects from 160 countries competed for this Award. Unibanco’s project was the winner in the digital inclusion and best practices for high quality digital content category. The World Summit Award is supported by the United Nations, through Unesco.

Social and Environmental Responsibility Carbon Credits

In August 2007, Unibanco signed with Japan Bank for International Cooperation (JBIC) the first financing agreement between Brazil and Japan for CDM (Clean Development Mechanisms) projects, which are focused on the carbon credit market. Unibanco will be responsible for identifying eligible projects in its client portfolio and prospective clients. The JBIC, together with other Japanese banks, gives the financial contribution and the final credit approval. The Japan Carbon Fund, a Japanese Government Agency, will intermediate the seller and the buyer. This project also counts on the participation of two Japanese correspondent banks – Mizuho (administrative agent) and Sumitomo.

In September 2007, Bandeirantes Thermoelectric Plant concluded the world’s first auction of carbon credits. The power plant is the largest of its kind in the world, and arose out of an Unibanco Project Finance operation.

Institutes

Unibanco exercises its commitment to the community through its institutes: Instituto Unibanco (Unibanco Institute) and Instituto Moreira Salles (Moreira Salles Institute). The first one seeks the development and implementation of social-environmental responsible projects, mainly in education and professional qualification. The second one acts in the promotion of the Brazilian culture.

Aware of its social goals, Instituto Unibanco pursues the development of teenagers and young adults as a means of developing the future human resources. It acts in three main fronts:

• Formal Education (social and human development opportunities);
• Work World (economic development opportunities);
• Environmental Education (environmental responsibility promotion).

The main activities in 3Q07 were:

• Projeto Jovens Aprendizes (Learner Youth Project) – 2nd. Edition – Focused on diverse non-profit and non-governmental organizations, the goal is to support technically and financially the selected organizations to implement the Project;
• Expansion of the Project Jovem de Futuro (Youth of the Future) to Belo Horizonte, MG – The initiative aims to improve the quality of the secondary school education and performance of the students enrolled in the selected schools. With a duration of three years, the goal of the project is to increase in 50% the average of the ENEM (national high school student tests) score of the selected schools’ students;
• Expansion of the Project Entre Jovens (Among Youth) to Juiz de Fora, MG and Vitória, ES – The educational proposal aims at grouping secondary school students with similar weaknesses and maximizing their learning process regarding essential knowledge to the other curricular subjects;
• Voluntary Program – The main goal of this program is to offer to Unibanco employees the opportunity to act as volunteers in social activities, and to aggregate their personal life experiences to these activities.

Instituto Moreira Salles - IMS - a non-profit organization devoted to promoting and developing cultural programs. Throughout 3Q07, over 30 thousand people visited the Institute Cultural Centers and around 625 thousand people attended the movie sessions sponsored by Unibanco.

The main activities sponsored by Instituto Moreira Salles, during 3Q07, were:

• Opening of the exhibition and launching of the book edited by IMS Visões de Buenos Aires (Sights from Buenos Aires), written by Horacio Coppola, which includes pictures of the Argentinean Capital in the 1930s. Coppola, 101-year-old men, is considered the most important Argentinean contemporary photographer;
• IMS celebrated the 53rd anniversary of Oswald de Andrade’s passing away, making it available on the institute website a series of rare materials and documents related to the modernist poet (www.ims.com.br);
• The Institute started to maintain the Euclides da Cunha Library and the file of the journalist, economist, and writer Olímpio de Souza Andrade. The library is composed by 2,573 items related to the writer Euclides da Cunha;
• Launching of the book edited by the Institute Cenas Urbanas (Urban Scenes), written by Hildegard Rosenthal. The book contains part of the 3,000 negatives of the German photographer that was acquired by IMS in 1996;
• IMS Educative sector began partnerships with some foundations, NGOs, and public companies aiming at enabling children and teenagers interested in learning photography techniques or putting into practice social projects;
• The Institute promoted the course Nas palavras das canções (In the Words of the Songs), a series of show classes led by the Literature professor, musical critic, and guitarist Arthur Nestrovski;
• Two courses were promoted during the quarter: Poesia e prosa nos cadernos de literatura brasileira. Módulo 2 – Poesia (Prose and Poesy in the Brazilian Literature Notes – Part 2 – Poesy), in São Paulo, SP, and Canção brasileira (Brazilian Song), in Porto Alegre, RS.

Cultural Incentive

Maintaining its traditional investments in social responsibility and cultural incentive, Unibanco, for the 4th consecutive year, supported the FLIP – Festa Literária Internacional de Parati (Parati International Literary Celebration) in July of this year. Unibanco is proud to sponsor the most important event related to literature in Brazil and it has taken this opportunity to show its institutional commitment of promoting cultural activities by investing in the culture of the country.

In September, Unibanco promoted a presentation of OSESP – Orquestra Sinfônica do Estado de São Paulo (São Paulo State Symphony Orchestra), at Parque Villa-Lobos (Villa-Lobos Park). The audience of about 20 thousand people surpassed our expectation. The presentation was governed by the artistic director of the Orchestra, the conductor John Neschling; as invited soloists, OSESP counted on the violinists Cláudio Cruz and Emmanuele Baldini.

AACD

In July, 2007, Hipercard established a partnership with AACD – Associação de Assistência à Criança Deficiente (Disabled Children Assistance Association), and started the program Ajudar a AACD é Hiper (Helping the AACD is Hyper). This program allowed Hipercard clients to make donations to the Association, and to help with the treatment of disabled children.

During the 3Q07, more than 84 thousand donations were completed, going over R$200 thousand in a single month, and it is expected that about R$2.5 million is donated in one year.

Continuing the partnership with AACD, in October, 2007, the Unibanco Capitalização (Unibanco Annuities), created a program to donate part of the profit from the capitalization plans sales to treat disabled children from AACD.

AACD is a 57-year-old organization, and accounts for more than 5 thousand monthly attendances and 1 million of annual assistance. However, it still has a waiting list of about 30 thousand children.

Microcredit

Unibanco’s Microcredit operation serves low-income entrepreneurs through a distribution model that is unique in Brazil. The distribution network has more than 230 points-of-sales and 54 microcredit agents, using the Fininvest chain as correspondent bank institutions.

The initiative was established through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In October 2007, Unibanco’s Microcredit initiative had already granted approximately R$35 million in loans to its clients.

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE - SEPTEMBER 30, 2007
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES	Corporate Legislation

IDENTIFICATION

1 - CVM CODE 01475-3	2 - CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00.022.034/0001-87

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM 1	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33.700.394/0001-40	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 58.13
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 99.41
7 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 1,627,789,400
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 1,629,443,486

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION – ITR	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date – September 30, 2007

OTHER MATERIAL INFORMATION FOR THE COMPANY

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect on September 2007:

		Common shares/quotas		Preferred shares		Total

	Shareholders’
Shareholders	Nationality	Quantity	%	Quantity	%	Quantity	%

Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	525,398,056	94.88	385,284	0.04	525,783,340	31.99
- Treasury stocks		-	-	15,798,287	1.45	15,798,287	0.96
- Others		28,337,832	5.12	1,073,668,212	98.51	1,102,006,044	67.05
Total		553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00

E, Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- Walther Moreira Salles Júnior	Brazilian	400	25.00	800	25.00	1,200	25.00
- Pedro Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- João Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
Total		1,600	100.00	3,200	100.00	4,800	100.00

(b) Shareholders positions of Unibanco Holdings S.A. on September 2007:

	Common		Preferred
Shareholders	shares	%	shares (*)%		Total	%
Controller	525,398,072	94.88	385,284	0.04	525,783,356	31.99
Management
Board of directors	28,337,826	5.12	4,644,547	0.43	32,982,373	2.01
Board of officers	-		544,754	0.05	544,754	0.03
Treasury stocks	-	-	15,798,287	1.45	15,798,287	0.96
Other shareholders	6	-	1,068,478,911	98.03	1,068,478,917	65.01
Total	553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00
Outstanding shares (**)	6	-	1,068,478,911	98.03	1,068,478,917	65.01
____________________

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 4,644,547 Units. The amount recorded of preferred shares of the Board of Officers is composed by 5,200 preferred shares and 539,554 Units.

(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The audit board was not installed in this date.

(c) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. on September 2006:

	Common		Preferred
Shareholders	shares	%	shares (*)%		Total	%
Controller	513,067,634	92.65	385,284	0.04	513,452,918	31.24
Management
Board of directors	28,337,828	5.12	5,208,736	0.48	33,546,564	2.04
Board of officers	-	-	591,988	0.05	591,988	0.04
Treasury stocks	-	-	16,321,809	1.50	16,321,809	0.99
Other shareholders	12,330,442	2.23	1,067,343,966	97.93	1,079,674,408	65.69
Total	553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00
Outstanding shares (**)	12,330,442	2.23	1,067,343,966	97.93	1,079,674,408	65.69
____________________

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 5,208,736 Units. The amount recorded of preferred shares of the Board of Officers is composed by 591,988 Units.

(**) The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The audit board was not installed in this date.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco Holdings and Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that, for the quarter ended on September 30, 2007, Unibanco paid professional services other than independent auditing to PricewaterhouseCoopers less than the level of 5% of the fees paid to PricewaterhouseCoopers Auditores Independentes during the period.

The policy adopted by Unibanco and Unibanco Holdings meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2007

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer